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                                                                     EXHIBIT 4.1


                                  TRANSLATION



                         NUMBER OF CONTRACTPIF 005/2003

                      MIXED FINANCED PUBLIC WORKS CONTRACT

                                     BETWEEN

                        COMISION FEDERAL DE ELECTRICIDAD

                                       AND

          CONSTRUCTORA INTERNACIONAL DE INFRAESTRUCTURA, S.A. DE C.V.

                             DATED ON MARCH 26, 2003




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                                       i

                                      INDEX

CLAUSE 1.  DEFINITIONS AND REFERENCES
     1.1  Definitions
     1.2  Singular and Plural
     1.3  Headings and References
CLAUSE 2.  PURPOSE OF THE CONTRACT
CLAUSE 3.  ADDITIONAL REPRESENTATIONS AND WARRANTIES
     3.1. Representation and Warranties by Commission
     3.2  Representations and Warranties by Contractor
CLAUSE 4.  SCOPE OF OBLIGATIONS FOR CONTRACTOR
     4.1  Basic Obligations
     4.2  Implicit Obligations
     4.3  Considerations and Additional Factors.
     4.4  Specifications of the Contract.
     4.5  Applicable Laws.
     4.6  Financing
     4.7  Permits and Surveys
     4.8  Import Taxes; Customs Duties.
     4.9  Record Book.
     4.10 Contractor's Obligations concerning Safety, Hygiene, the Environment and Civil Protection
     4.11 Development, Implementation and Maintenance of the Quality Assurance System and of the Environmental




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                                       ii

          Management System and the Industrial Safety System (SACPASI).
     4.12 Immigration Matters
     4.13 Domestic Integration
     4.14 Labor Obligations
CLAUSE 5.  SITE INSPECTION; REVISION OF DOCUMENTS
     5.1  Site Inspection
     5.2  Revision of Documents
     5.3  No Release from Responsibility
     5.4  Use of Site
CLAUSE 6.  OTHER OBLIGATIONS FOR COMMISSION
     6.1  Access to the Site
     6.2  Permits
     6.3  Issue of Acceptance Certificates
     6.4  Cooperation in Executing the Project
     6.5  Documents to Facilitate Financing
     6.6  Payment of Contract Price or Termination Value
     6.7  No Additional Obligation
     6.8  Supply of Electricity
CLAUSE 7.  REPRESENTATIVES OF THE PARTIES
     7.1  Commission's Representatives
     7.2  Change of Commission's Representatives
     7.3  Project Manager and Contractor's Construction Superintendent
     7.4 Change of Project Manager and Construction Superintendent CLAUSE 8. CONSULTING COMMITTEE
CLAUSE 9.  CONTRACT PRICE
     9.1  Contract Price Amount
     9.2  Payment of the Contract Price
     9.3  Variations in Works




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                                       iii

CLAUSE 10.  PAYMENT
     10.1  Payment Form
     10.2  Financial Expenses
     10.3  Invoice and Value Added Tax
     10.4  Surplus Payments
     10.5 Documents Related to Eximbank Sources of Financing or other Export Credit Agencies (ECA'S)
     10.6  Right to Compensation
     10.7  Withholdings
CLAUSE 11.  ADJUSTMENT IN COSTS
CLAUSE 12.  EXECUTION WARRANTY; QUALITY WARRANTY
     12.1  Delivery of Warranties
     12.2  Form and Duration
     12.3  Collection of Warranties
CLAUSE 13.  SCHEDULE FOR WORKS EXECUTION
     13.1  Start and Development According to the Execution Schedule
     13.2  Coordination Procedure
     13.3  Adjustments in Critical Event Dates
     13.4  Monthly Advance Reports
     13.5  Additional Measures
     13.6  Damage because of Delays
           13.6.1  For the Lump-Sum Price part of the Contract
           13.6.2  For the Unit Prices part of Contract
     13.7  Payment of Penalty
     13.8  Collection of Penalties
     13.9  Non-Release from Liability
CLAUSE 14.  ENGINEERING
     14.1  Development of Engineering
     14.2  Delivery and Proprietorship of Engineering
CLAUSE 15.  MATERIALS AND MAIN EQUIPMENT




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                                       iv

     15.1  Supply of Materials and Main Equipment
     15.2  Quality
     15.3  Purchase Orders
     15.4  Selecting Suppliers
     15.5  Transporting and Importing Materials and Main Equipment
CLAUSE 16.  INSPECTION AND TESTS OF MATERIALS, OF MAIN EQUIPMENT AND OF THE
           WORKS
     16.1  Inspection and Tests
     16.2  Access
     16.3  Inspection and Reports Schedule
     16.4  Contractor's Obligations During Inspections and Tests
     16.5  Rejection of Faulty Materials, Main Equipment and Systems
     16.6  Covering the Works
     16.7  Substitution of Faulty Materials, Main Equipment or Works
     16.8  Default of Instructions
     16.9  Non-Release from Responsibility
CLAUSE 17.  CONSTRUCTION
     17.1  Responsibility for Construction
     17.2  Establishing the Works
     17.3  Cleaning of the Site
     17.4  Inspection and Supervision
     17.5  Damage to Commission or Third Parties
CLAUSE 18.  TESTS
     18.1  Putting into Service Tests
     18.2  Operating Tests
     18.3  Performance Tests
     18.4  Tests Schedule




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                                       v

     18.5  Personnel
     18.6  Contractor's Responsibility and Obligations
     18.7  Charges on Delays
     18.8  Interruptions Attributable to Contractor
     18.9. Other Interruptions
     18.10 Unsatisfactory Results
     18.11 Rejection of the Works
     18.12 Repair or Replacement of the Works
     18.13 Damage to the Environment
CLAUSE 19.  ACCEPTANCE
     19.1  Provisional Acceptance
     19.2  No Release from Liability
     19.3  Removal of the Contractor's Equipment
     19.4  Minor Faults
     19.5  Unsatisfactory Performance
     19.6  Final Acceptance
CLAUSE 20.  TECHNICAL SUPPORT AND TRAINING
     20.1  Support Prior to Putting into Service
     20.2  Support From the Provisional Acceptance
CLAUSE 21.  WARRANTIES AND WARRANTY PERIOD
     21.1  Execution Warranty
     21.2  Performance Warranties
     21.3  Access to the Site
     21.4  Expansion of the Warranty Period
     21.5  Replacement during the Warranty Period
     21.6  Default by the Contractor to Make Replacements
     21.7  Warranties from the Subcontractors
     21.8  Claims against Subcontractors and Suppliers
     21.9  Limitations of the Warranties
     21.10 Release of Warranties
     21.11 Maximum Applicable Limits to Contractual Penalties




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                                       vi

CLAUSE 22.  CONTRACTOR'S PERSONNEL AND EQUIPMENT AT THE SITE; SUPPLY OF SPARE
           PARTS
     22.1  Experienced Personnel
     22.2  SUTERM
     22.3  Other Obligations of the Contractor
     22.4  Contractor's Equipment
     22.5  Spare Parts Delivery Conditions
     22.6  Acceptance
     22.7  Quality of the Spare Parts
CLAUSE 23.  INDEMNITY
CLAUSE 24.  INSURANCE
     24.1  Insurance Against All Risks
     24.2  Civil Liability Insurance
     24.3  Waiver of subrogation
     24.4  Insured Parties
     24.5  Beneficiaries
     24.6  Insurers
     24.7  Notices
     24.8  Certifications
     24.9  Duration of the Policies
     24.10 Payment Currency
     24.11 Insurances of Contractors and Suppliers
     24.12 Additional Terms and Conditions
     24.13 Claims
     24.14 No Release from Contract Obligations
     24.15 General Provision
CLAUSE 25.  TAXES
CLAUSE 26.  RESCISSION OF THE CONTRACT
     26.1  Events of Default by the Contractor
     26.2  Events of Default by the Commission
     26.3  Notice of Potential Events of Default




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                                      vii

     26.4  Right of Rescission
     26.5  Termination in Case of Delay in the
           Scheduled Date of Completion of the Project
     26.6 Non-Interruption of Construction During the Sanitation Periods. CLAUSE 27. ACT OF GOD OR FORCE MAJEURE AND SUSPENSIONS
     27.1  Release of Liability
     27.2  Burden of Proof
     27.3  Specific Act of God or Force Majeure
     27.4  Right of Termination by Act of God or Force Majeure
CLAUSE 28.  LIABILITY LIMIT
CLAUSE 29.  CONFIDENTIALITY
     29.1  Information from the Commission
     29.2  Disclosure of Information
CLAUSE 30.  ASSIGNMENT OF THE CONTRACT; SUBCONTRACTS
     30.1  Assignment
     30.2  Subcontracting
     30.3  Labor Obligations
     30.4  No Release of Liability
CLAUSE 31.  APPLICABLE LAW AND SOLUTION OF DISPUTES
     31.1  Applicable Law
     31.2  Independent Expert
     31.3  Arbitration
     31.4  Waiver of Immunity
     31.5  Continuation of the Works during Legal Procedures
CLAUSE 32.  GENERAL PROVISIONS
     32.1  No Waiver; Accumulation of Remedies
     32.2  Entire of the Contract
     32.3  Notices
     32.4  Severability of the Provisions
     32.5  Amendments and Waivers




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                                      viii

     32.6  Language




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                                       ix

                                 LIST OF ANNEXES

ANNEX 1      TECHNICAL SUPPORT AND GENERAL (PRELIMINARY) TRAINING SCHEDULE

ANNEX 2      SPECIFICATIONS OF THE PROJECT AND STANDARDS

ANNEX 3      DATES OF CRITICAL EVENTS

ANNEX 4      CANCELLED

ANNEX 5      TECHNICAL INFORMATION REQUIRED AFTER SIGNATURE OF THE CONTRACT

ANNEX 6      ENVIRONMENTAL MANAGEMENT MANUAL

ANNEX 6A     QUALITY ASSURANCE MANUAL

ANNEX 7      FORM FOR SUTERM COLLECTIVE CONTRACT

ANNEX 8      INDEPENDENT EXPERTS

ANNEX 9      PERMITS

ANNEX 10     EXECUTION SCHEDULE

ANNEX 11     TECHNICAL PROPOSAL

ANNEX 12     ECONOMIC PROPOSAL

ANNEX 13     WARRANTIES, TESTS AND CONTRACTUAL PENALTIES

ANNEX 14     TERMINATION VALUE

ANNEX 15     DOCUMENTATION FOR FINANCING

ANNEX 16     FORM OF PERFORMANCE WARRANTY

ANNEX 17     FORM FOR QUALITY WARRANTY

ANNEX 18     GUIDELINES OF THE COORDINATION PROCEDURE




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                                       x

ANNEX 19     CATALOGUE OF VALUES AND INTEGRATION OF THE UNITS

ANNEX 20     ANNEX OF TECHNICAL AGREEMENTS

ANNEX 21     CONSORTIUM AGREEMENT

ANNEX 22     PAYMENT BUDGET

ANNEX 23     SUPERVISION MECHANISM

ANNEX 24     PROCEDURE FOR CALCULATION OF DOMESTIC INTEGRATION

             DEGREE OF THE SUPPLIES.




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                      63 CH EL CAJON HYDROELECTRIC PROJECT

                      MIXED FINANCED PUBLIC WORKS CONTRACT

         This Mixed Financed Public Works Contract is entered between Comision Federal de Electricidad (Federal Electricity Commission, hereinafter "Commission"), represented by its Director of Financed Investment Projects, Eugenio Laris Alanis, and Constructora Internacional de Infraestructura, S.A. de C.V. (hereinafter "Contractor"), represented by its legal representative, Jorge Bernardo Aguirre Quintana, pursuant to the following Representations and
Clauses:

                                 REPRESENTATIONS

I.- Commission declares that:

         A. It is a public decentralized entity of Public Federal Administration with proper legal capacity and equity, governed by the Law on Electric Power Public Service and other laws of public order, and has the legal capacity to enter into and fulfill this Contract;

         B. Its main purpose consists of providing public electric power service, which includes planning the National Electricity System, generating, conducting, transforming, distributing and selling electric power and developing all




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works required to plan, operate and provide maintenance to the National
Electricity System;

         C. To satisfy demand for electric power it requires design, manufacture and construction of Civil, Electromechanical and Associated Works; assembly, tests and putting into operation of two turbo generator units with the technical characteristics indicated in Section 8, and guaranteed power levels at different hydraulic drops indicated in Section 2 of the Bidding Bases. Works that altogether are called the 63 CH El Cajon Hydroelectric project, for which the main structures are located in the Municipalities of Yesca and Santa Maria del Oro, State of Nayarit, United States of Mexico;

         D. For such purposes and according to the Law on Public Works and Services Related these of the United States of Mexico, it published Call to International Public Bidding Event Number 18164093-011-02 in the Official Gazette of the Federation on September 3rd, 2002__, and according to Articles 27-I, 28, 30-II, 32, 33 and 45 of such Law and the procedure established in aforementioned Call, it has awarded this Contract to develop all necessary works listed in Section 8 to build aforementioned Power Station;

         E. It has obtained the necessary authorizations to comply with its obligations under this Contract, including


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                                       3

approval by the H. Chamber of Deputies in the Federal Expense Budget for 2002, as well as authorization by the Energy Secretariat to assume the commitments contemplated in this Contract, contained in official communication number 310.-0450 of March 27, 2002, and authorization by the Finance and Expense Intersecretarial Commission, issued November 9, 2001 under Resolution 01-XXIV-2;

         F. As Director of Financed Investment Projects, Eugenio Laris Alanis enjoys sufficient faculties to bind Commission to the terms of this Contract according to public document number 17,837 dated April 22nd 1999, granted before Maria Guadalupe Ponce Torres Notary Public number 41 of Tlalnepantla, Estado de Mexico, faculties that to date have not been modified, restricted or revoked; and

         G. Its place of business is located at Avenida Paseo de la Reforma 164, Mezzanine 2, Colonia Juarez, 06600 Mexico, D.F., which will be its legal domicile for effects and purposes of this Contract.

II. Contractor declares that:

         A. It is a corporation duly organized and legally existing under the laws of Mexico, according to public document number 158,595granted before Jesus Castro Figueroa, Notary Public number 38of the Distrito Federal, duly entered




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                                       4

in the Public Registry of Commerce of the Distrito Federal under business folio number 299,934, dated February 26th 2003, and enjoys the legal capacity to sign and fulfill this Contract;

         B. It knows the content and scope of all applicable laws, including without limitation the Law on Public Works and Services Related to These, the Law on Income Tax and the General Law on Ecological Balance and Protection of the Environment, as well as the corresponding applicable norms and regulations, among these, the Regulations of the Law on Public Works and Services Related to These, and Contractor itself or the Persons who have presented the Bid which was awarded this Contract have fulfilled all requirements established in International Public Bid Call Number 18164093-011-02 published by Contractor in the Official Gazette of the Federation on September 3rd, 2002 as well as the Bidding Bases issued according to such Call;

         C. It has carried out all corporate acts, obtained all necessary corporate authorizations and of any other kind, and complied with all applicable legal requirements necessary to execute and fulfill this Contract, and neither Contractor nor third parties associated to it, including its partners or members, are included in the assumptions of Article 51 of the


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                                       5

Law on Public Works and Services Related to These, and that it is currently up to date in respect to tax liabilities as provided for in Article 32-D of the Tax Code of the Federation and Rule 2.1.12 of Year 2002 Miscellaneous Tax Resolution published May 30, 2002 in the Official Gazette of the Federation;

         D. It has the experience, organization, elements and technical and financial capacity established in these Bidding Bases to fulfill the obligations which it hereby assumes;

         E. Its legal representative, Jorge Bernardo Aguirre Quintana, enjoys sufficient faculties to sign this Contract on its behalf and representation, according to Public Deed number 158,595 dated Februrary 6, 2003 being dully registered in the Public Registry of Commerce of the Distrito Federal, folio number 299,934 on Februarry 26, 2003, faculties that to date have not been modified, restricted or revoked;

         F. It has established its place of business at Mineria St. #145, Building G, Second Floor, Colonia Escandon, 11800, Mexico D.F., which will be its legal domicile for effects and purposes of this Contract; and

         G. It knows and agrees to the Executory Project of the Works to be developed, and therefore assumes the




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responsibility to cover costs concerning amounts of additional work required to complete the Works according to such project; and

         Based on the above Representations, the parties agree to the following:

                                     CLAUSES

                                    CLAUSE 1.

                           DEFINITIONS AND REFERENCES

         1.1 DEFINITIONS. For purposes of this Contract the terms listed in this Clause 1.1, when beginning with a capital letter will have the meaning established for each below:

         "FINAL ACCEPTANCE" means in respect to any Unit, total performance of the requirements of Clause 19.6 after Provisional Acceptance has occurred.

         "PROVISIONAL ACCEPTANCE" means, provisional acceptance by Commission of any Unit according to Clause 19.1, in the understanding that upon Provisional Acceptance of the first Unit Contractor must have totally complied with Works related to such Unit, completed surplus work, including operating tests of gantry cranes and the emergency power plant; completed work in intakes and pressure pipes, including operating tests of servomotors and gantry cranes; in generation works, civil works that correspond to the engine




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                                       7

room, the oscillating gallery and venting tunnel, in addition to placing and sealing sluice gates of the second Unit.

         "CREDITORS" means the persons who have granted Contractor financing exclusively for the Works according to the Financial Agreements.

         "LUMP-SUM PRICE ACTIVITIES" means the activities described in annexes OE-3, OE-4 and OE-5.

         "UNIT PRICE ACTIVITIES" means the activities described in Annex OE-5A.

         "FINANCIAL AGREEMENTS" means all credit agreements, promissory notes, guaranty agreements, mortgages and other documents in connection with financing for the Works, including any modification, extension, renewal, refinancing and replacement of these, but excluding those related to financing granted by any of the Participants or by any of their Affiliates.

          "TECHNICAL SUPPORT" means consulting and training services as well as related documents, which Contractor will provide to Commission's personnel in connection with putting into service and operation of the Station, described in Annex 1 hereof.

         "HYDROELECTRIC DEVELOPMENT" means the compound of Works, facilities, systems and electromechanical equipment intended




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                                       8

for the common purpose of producing electric power, taking advantage of the potential power of a reservoir.

         "GOVERNMENT AUTHORITY" means any government, either federal, state or municipal, or any secretariat, department, court, commission, council, government entity, agency or similar authority of any of such governments.

         "MEXICAN GOVERNMENT AUTHORITY" means any Government Authority in
Mexico.

         "BIDDING BASES" means the bidding bases issued according to the Call, including any addenda, modifications and explanations issued in writing by Commission according to such bases.

         "RECORD BOOK" means the document establishing official communication between Commission's Supervision Residence and Contractor, where both parties register all relevant events in connection with the Works, progress of the works since begun until completed, as well as yields observed, both of hand labor as of equipment used in the Works.

         "MEXICAN BOND" means unsettled bonds issued by Mexico with maturity in 2009, known as "UMS 09" bonds.

         "NET CAPACITY" means total generating capacity of the Station obtained in high tension stations from the main transformer.




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                                       9

         "NET WARRANTED CAPACITY" means net electric power generating capacity warranted for the Station in the Bid.

         "ACT OF GOD OR FORCE MAJEURE" means any act or event that makes it impossible for the affected party to fulfill its obligations under this Contract, if such act or event is unpredictable, beyond reasonable control and does not result from any fault or negligence by the affected party and it has not been possible for that party to overcome such act or event by assuming diligent action. Subject to satisfying the conditions established in the above phrase, an Act of God or Force Majeure will include but not be limited to the following acts or events, or any similar acts or events that prevent the affected party from fulfilling its obligations under this Contract: (a) phenomena of nature, such as storms, floods and earthquakes; (b) wars, civil disturbances, riots, insurrections, sabotage and commercial attachments; (c) transportation disasters, either by sea, railway, air or land; (d) strikes or other labor disputes in Mexico not derived from the affected party's default of any labor contract; (e) acts or omissions by a Government Authority not voluntarily induced or encouraged by the affected party, nor resulting from any default of its obligations; (f) fire; (g) impossibility for the affected party despite its best




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                                       10

efforts, to duly obtain any Permit from any Government Authority, for such party to fulfill its obligations under this Contract; and (h) variations in financial costs according to Clause 27.5 of this Contract. It is expressly understood that an Act of God or Force Majeure will not include any of the following events: (i) economic difficulty (including without limitation, voluntary bankruptcy or suspension of payments proceedings) other than the event referred to in paragraph (h) of this definition; (ii) change in the market conditions other than the event referred to in paragraph (h) of this definition; or (iii) delay in delivery of materials, as long as such delay was not caused by an Act of God or Force Majeure within the scope of this definition.

         "ACTIVITIES CATALOGUE" means the list of activities and sub-activities analyzed according to work concepts that intervene in executing
Electromechanical Works (Annex OE 4), Civil Works and Associated Works (Annex OE
5) of the part of the Lump-Sum Price Contract, which contains the description of activities and sub-activities and the amounts of these.

         "CONCEPTS CATALOGUE" means the list, according to order, of work concepts in groups of activities and sub-activities that intervene in executing the Civil Works (Annex OE 5) of the part of the Unit Price Contract which contains the item




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                                       11

description, measuring units, work amounts, unit prices in numbers and letters, and amounts per item.

         "VALUES CATALOGUE" means the catalogue of values assigned to the various parts of the Works provided by Contractor in annexes OE-4, OE-5, OE-5A, OE-6, OE-7, OE-8, OE-9 and OE-9A, as part of the Economic Bid according to the Bidding Bases and attached hereto as Annex 19.

         "CENACE" means the National Power Control Center.

         "STATION" means the compound of facilities and equipment that constitute the power generating station, as described in greater detail in
Section 8.

         "FINAL ACCEPTANCE CERTIFICATE" means, in respect to any Unit, the certificate issued by Commission, establishing final acceptance of the corresponding Unit according to Clause 19.6.

         "PROVISIONAL ACCEPTANCE CERTIFICATE" means in respect to any Unit, the certificate issued by Commission, establishing provisional acceptance of the corresponding Unit according to Clause 19.1.

         "FINAL CLOSING" means the Critical Event when the diversion tunnels are closed in order to begin filling the reservoir, after concluding the second pouring stage of slabs of the concrete face of the curtain to a 375.00 elevation,




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                                       12

injected the waterproof screen from the plinth and galleries to form the watertightness bed of the dam, and completed assembly and tests of intake works gates and surplus works.

         "FINANCIAL CLOSING" means the date when Contractor fulfills the precedent conditions of the Financial Agreements to be able to dispose of debt financing that, together with capital resources, will be applied to execute the Project and comply with other obligations assumed by Contractor in virtue of the Contract, in the understanding that obligations for Contractor derived from this Contract will not be conditioned to its being able to obtain such Financial Closing.

         "SITE CONDITIONS" refers to the natural, environmental and social conditions of the Site and surroundings, including without limitation, availability of transport means, availability of local workers, and obligations derived from hiring them, climatic and hydrologic conditions, characteristics of the land, conditions of the subsoil and Applicable Laws.

         "CONTRACT" means this Mixed Public Financed Work Contract, including all Annexes attached to it (that constitute an integral part of this Contract), and all amendments made in it according to the terms hereof.

         "CALL" means International Public Bid Call Number




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                                       13

18164093-011-02 published September 3, 2002 by Commission in the Official Gazette of the Federation, including modifications in it that have been further published.

         "TOTAL PROJECT COST" means the total cost of civil and electromechanical engineering, manufacture, supply, construction, assembly, putting into service, financing during construction period of Hydroelectric Development and Tests of the Station, including cost of Warranty for the Station and Spare Parts, will have the same meaning as "Contract Price".

         "FAULT" means any fact, condition or event that affects a Work or part of it, and that totally or partially leaves or may leave such Work useless for its purpose or function.

         "REAL ESTATE RIGHTS" means the real rights of possession or use that Contractor could require in order to execute the Works, including rights related to: (i) the Site, (ii) all areas necessary for waste banks, materials banks and storage yards; (iii) access roads; and (iv) any other additional area necessary to build the Hydroelectric Development.

         "MALFUNCTION" means an event that totally or partially limits the generating capacity, efficiency or operational safety of the Hydroelectric Development and/or of the Station in respect to the Specifications of the Contract, and if not
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                                       14

remedied may affect optimum condition of Hydroelectric Development and/or of the Station.

         "DAY" means a calendar day.

         "BANKING DAY" means any Day when banking institutions in the City of Mexico, D.F. and in the City of New York, State of New York, United States of America, provide service to the public based on a requirement or legal authorization, excluding Saturday and Sunday.

         "WORKING DAY" means any Day except for those considered of obligatory rest under the Mexican Federal Labor Law or due to labor contracts between Commission and the SUTERM.

         "WARRANTED AVAILABILITY" means warranted operating availability of the Station specified in the Bid, as established in Annex 13.

         "BIDDING DOCUMENTS" means the Call, Bidding Bases and the Bid.

         "DOLLARS" or "$US" means the currency of the United States of America.

         "MAIN EQUIPMENT" means main equipment and permanently installed systems that integrate each of the Units, including turbo generator units, the substation of the Station, the control system, main transformers and traveling cranes.

         "CONTRACTOR'S EQUIPMENT" means all specifications,




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                                       15

parameters and technical requirements concerning engineering, construction and performance of the Works contained or referred to in this Contract or in the Bidding Documents, in the understanding that in case of discrepancies between the Technical Bid and other Specifications of the Contract, the latter will prevail over the Technical Bid and, without prejudice of the above, in case of discrepancies between standards contained in the Bid or other Specifications of the Contract, the highest standard will prevail.

         "SPECIFICATIONS AND STANDARDS" means civil and electromechanical specifications and standards on execution of the Works included in Annex 2 of this Contract.

         "INDUSTRY STANDARDS" means recent technology, methods and standards commercially approved and available for Contractor at the time when executing the subject matter Works; in the understanding that, in case such technology, methods and standards were available after the date when the bids are presented according to the Bidding Bases and force Contractor to incur in significant expenses in addition to those required in order to use the technology, methods and standards previously available, then "Industry Standards" will refer to technology, methods and standards commercially tested, available on the date when the bids are presented.




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                                       16

         "CRITICAL EVENT" means any of the events described as such in Annex 3.

         "CRITICAL EVENT SUBJECT TO PENALTY" means any of the Critical Events described as such in the table of Section 2.1.21, for which the date established by Commission cannot be changed in respect to the Bids presented.

         "EVENT OF DEFAULT BY COMMISSION" will have the meaning assigned in Clause 26.2.

         "EVENT OF DEFAULT BY CONTRACTOR" will have the meaning assigned in Clause 26.1.

         "DECISION" means decision dated March 14, 2003, issued by Commission whereby this Contract was awarded.

         "PROVISIONAL ACCEPTANCE DATE", in respect to any Unit means the date when Contractor obtained Provisional Acceptance of such Unit.

         "PROVISIONAL ACCEPTANCE DATE OF THE STATION" will have the same meaning as the definition of the Project Completion Date.

         "PROJECT COMPLETION DATE" means the date when Contractor has obtained Provisional Acceptance of all the Units; has concluded the Performance Tests in the turbine and generator which will be performed in only one of both Units, according to the technical specifications contained in the Volumes of

Section 8; has checked warranted values; has finished dismantling the construction facilities and developed all work requested in the Environmental Impact Declaration.

         "CRITICAL EVENT DATE" means any of the dates referred to in Annex 3, when Contractor must have completed the Works described in such Annex for such date; Critical Event Dates may be extended only according to Clauses 13.3 and 27.3.

         "STARTING DATE" means the starting date of the Works established in Clause 13.1.

         "CONTRACT PAYMENT DATE" means the dates when the Price of the Contract will be paid, broken down as follows:

         1st Payment.- 60% of the Price of the Contract of the part at lump-sum price, plus the amount really executed of the part that corresponds to unit prices on the Scheduled Provisional Acceptance Date of the first Unit, as long as Contractor has obtained Provisional Acceptance of the Unit in question on or before the Scheduled Provisional Acceptance Date of the first Unit.

         Exclusively for purposes of the 1st Payment, two months in advance Contractor must notify Commission in writing whether the Provisional Acceptance will be on or before the Scheduled Provisional Acceptance Date of the first Unit, for Commission begin the necessary negotiations and be able to make the corresponding payment.

         If Contractor does not obtain Provisional Acceptance of the first Unit on or before the Scheduled Provisional Acceptance Date of such Unit, but obtains it within the first 30 days after such date, within the first 30 days after the Provisional Acceptance Date of the first Unit Commission will make the payment, having been previously notified such Acceptance in writing 30 days before the Provisional Acceptance Date of the first Unit.

         If Contractor again fails to obtain Provisional Acceptance within aforementioned 30-day period, within the first three Months after it obtains Provisional Acceptance of the Unit, Commission will make the payment, having been previously notified in writing of such Acceptance two months in advance. And in case Contractor obtains Provisional Acceptance in advance before such two-month period, Commission will make the payment within the first three months after such Provisional Acceptance Date.

         2nd Payment. 40% of the Contract Price of the part that corresponds to the lump-sum price and the part of unit prices which has been executed and not settled per the Project Completion Date.

         "SCHEDULED PROVISIONAL ACCEPTANCE DATE" in connection with any Unit, means the Critical Event Date according to which Contractor must have obtained Provisional Acceptance of such Unit.

         "SCHEDULED FINAL CLOSING DATE" means the Critical Event Date according to which Contractor must have achieved the Final Closing.

         "SCHEDULED PROJECT COMPLETION DATE" means the Critical Event Date established as such in Annex 3 of the Contract.

         "AFFILIATE", in respect to any Person, means any other Person who controls, is under control, or who together with such Person is under common control of a third party, in the understanding that (a) control is understood as the capacity to direct or cause direction of administration of the policies of such other Person, either by holding shares or other securities with voting rights or in any other manner and (b) in the case of Commission, Affiliate will not include Mexico.

         "MAJOR GOVERNMENT FORCE" means any of the acts or events identified in the definitions "Act of God" or "Force Majeure" in sections (b) (only when the events described in this item occur in Mexico, it means commercial attachment filed by Mexico), (e) (only in case of acts by a Mexican Government Authority), and (g) (only in case a Permit is obtained from a

Mexican Government Authority).

         "QUALITY WARRANTY" will have the meaning assigned in Clause 12.1(b).

         "FULFILLMENT WARRANTY" will have the meaning assigned in Clause
12.1(a).

         "EXECUTION WARRANTIES" means the warranties granted by Contractor for Works related to the Station and each of the Units, once Provisional Acceptance has been obtained, and with the meaning assigned in Clause 21.2.

         "STATION WARRANTY" means Contractor's obligation during the Warranty Period to repair or replace Works or Materials of the Station that are faulty or cause Malfunctions, as established in Clause 21.1.

         "OPERATION WARRANTY" means warranties included in the Bid in respect to warranted operating values of the Units.

         "FEDERAL GOVERNMENT" means the Federal Government of Mexico.

         "LIEN" means any pledge, mortgage, guaranty trust or any other lien or encumbrance over an asset or right.

         "SPECIAL TOOLS" means the necessary tools to provide maintenance and repair the Hydroelectric Development works and the Station, including assembly and disassembly, transporting and hoisting spare parts and equipment.

According to the design of each set of equipment Contractor must deliver the type and amount of special tools to be used and the corresponding manual as established in the Bid.

         "TAXES" means all and each of the taxes (including but not limited to federal income taxes, tax on gross income, sales, use, properties, added value tax and assets tax), charges (including but not limited to charges or fees on documents, licenses or registrations) taxes, import duties or withholdings of any kind, together with all and each of the penalties, fines, surcharges, increased taxes and interest applicable to these, charged, collected or established by any Government Authority.

         "ENGINEERING" means the entire engineering necessary to develop and start the Hydroelectric Development and the Station, which Contractor must carry out according to Specifications of the contract, including civil, mechanic and electric aspects, as well as all the technical documents, specifications, designs, schedules, manuals and other information necessary for design, manufacture, supply, construction, assembly, tests and putting into service of the Units.

         "AUXILIARY FACILITIES" means auxiliary facilities of Hydroelectric Development and of the Station within the scope of the Project, as specified in Annex 2.

         "INTERCONNECTION" means connection, tests and putting into service of equipment of the substation with the transmission lines to be provided by Commission. Within the scope of the Contract, Contractor will provide all connecting elements of primary equipment for nose-pieces and the transmission line itself, for layout of the substation presented by Commission, in engineering included in the Bidding Bases.

         "PROJECT HEAD" is one of Commission's representatives and will have the meaning assigned in Clause 7.1.

         "KW" means 1,000 (one thousand) watts.

         "LAWS" means all laws, treaties, codes, regulations, norms, decrees, circular letters, rules, decisions, orders, sentences, provisions, interpretations and authorizations issued by any Government Authority with jurisdiction over the matter in question, and that are in force at the certain time.

         "APPLICABLE LAWS" means all laws, treaties, codes, regulations, norms, decrees, circular letters, rules, decisions, orders, sentences, provisions, interpretations and authorizations issued by any Mexican Government Authority with jurisdiction over the matter in question, and that are in effect at the certain time.

         "PRELIMINARY PROJECT BOOK" means the record to be kept by Contractor according to Annex 5 and delivered to Commission according to Clause 14.1.

         "FINAL BOOK OF DOCUMENTS" means the record, including without limitation, all documents generated, produced or issued by Contractor in engineering, procurement, construction, installation and tests of the Station, as well as the corresponding operating and maintenance manuals Contractor must deliver to Commission before Provisional Acceptance of the Station according to Clause 19.1 and Annex 5.

         "WINNING BIDDER" means Constructora Internacional de Infraestructura, S.A. de C.V.

         "ENVIRONMENTAL MANAGEMENT MANUAL" means the environmental management system that covers all stages of the Project presented by Contractor as part of the Technical Bid and is attached hereto as Annex 6.

         "QUALITY ASSURANCE MANUAL" means the manual to assure quality of Materials and Works, prepared and presented by Contractor as part of the Technical Bid and attached hereto as Annex 6A. Preparation of this manual must be based on NMX-CC-018:199 INMC Guidelines for Preparing Quality Manuals.

         "STATION MANUAL" means the manual for operation and maintenance of the Station which Contractor will deliver according to Clause 19.6 and Annex 5 hereof.

         "MAINTENANCE MANUAL" means the technical document that describes the asset, how it operates, contains instructions, the preventive action program, suggestions for corrective action, lists of spare parts, correction of faults, danger warnings and the assets catalogue, among others.

         "CURRENT MARGIN" means the difference, expressed in basic points, between (a) yield-to-maturity of the Mexican Bond published in page BTMMMX (go) of the Bloomberg information system and (b) yield-to-maturity of the series of United States Treasury Bonds published in page PX1 (go) of the Bloomberg information system with maturity date closer to the Mexican Bond, at the close of any Banking Business Day.

         "ORIGINAL MARGIN" means the difference, expressed in basic points, between (a) yield-to-maturity of the Mexican Bond published in page BTMMMX (go) of the Bloomberg information system and (b) yield-to-maturity of the series of United States Treasury Bonds published in page PX1 (go) of the Bloomberg information system, with maturity date closer to the Mexican Bond, at the close of the Banking Day immediately before the date when the Bid is submitted.

         "MATERIALS" means all or any part of the equipment, systems, materials and any other tangible and permanently installed items, including all software components, accessories and documents thereof necessary or appropriate according to this Contract for incorporation in the Station.

         "MONTH" means one calendar month.

         "MEXICO" means the United States of Mexico.

         "MW" means 1,000,000 (one million) watts.

         "WORKS" means the Hydroelectric Development, including equipment, materials, works and services of any kind to be provided or executed by Contractor, either in respect to the Lump-Sum Price Activities or the Unit Price Activities, whether specifically established in this Contract or within its scope, including without limitation, Engineering, purchases of Materials and Main Equipment, Associated Works, Civil Works, Electromechanical Works, Auxiliary Facilities, Tests, Interconnecting Works, Technical Support and all other works or services necessary or related to completion of the Project.

         "ASSOCIATED WORKS" means construction of hard waste warehouses (deposits), flying ash warehouse, mechanic and electric shop, dinning room for operations personnel, pier, high and low rotation warehouse, IMSS (Mexican Social

Security) Clinic, bridge over Santiago River, platform required in order to build warehouses, the second part of the access road; civil works and the integral Industrial and Physical Safety System, definite inside roads and signaling in them; includes maintenance and preservation of all these works; in addition, reforestation, rescue of species programs and other activities established in the Environmental Impact Resolution, in the area of the main structures and the infrastructure of Contractor, Subcontractors and Suppliers, issued by the General Bureau of Environmental Impact and Risks; and those considered as such in the Values Catalogue and in Section 8.

         "CIVIL WORKS" means the main works of the Project, which without limitation, include diversion works, containment works, generation works, surplus works, substation elevator works, provisional works for construction of main works, infrastructure works, diverse activities according to the values catalogue and any other work that requires civil engineering in connection with the project.

         "ELECTROMECHANICAL WORKS" means the entire works in connection with design, manufacture, construction, supply, assembly, tests and putting into service of all equipment and systems of the Hydroelectric Development, all of which must be developed according to Specifications of the Contract, as well as equipping of bays for output of transmission lines and installation of a control system for the Units.

         "SPARE PARTS" means the spare parts and Special Tools indicated in each of the Technical Electromechanical specifications contained in volumes II and III of Section 8 of the Bidding Bases which Contractor must provide according to Clause 22.5.

         "PARTICIPANTS" means (a) the bidder who presented the Bid, (b) in case the Bid was presented by a consortium or a corporation with a specific purpose, every member of such consortium or every partner of such corporation, and (c) any Affiliate of any Person referred to in sections (a) or (b) above that has been used to satisfy financial capacity or experience requirements established in the Bidding Bases.

         "WARRANTY PERIOD" means in connection with any Unit, the period starting on the Provisional Acceptance Date that corresponds to that Unit and ends on whichever occurs after between: (a) the second anniversary of the Provisional Acceptance Date of the Unit involved; and (b) the date determined according to Clause 21.4.

         "INDEPENDENT EXPERT" means any of the engineering or consulting companies listed in Annex 8, which may be updated during the term of the Contract.

         "PERMITS" means all permits, licenses, authorizations, consents, exemptions, registrations, approvals or any other authorizations that must be obtained from or granted by any Government Authority in order to sign and execute this Agreement, including but not limited to Permits specified in Annex 9.

         "PERSON" means any individual or corporation, including any kind of corporation, association, trust, Government Authority or other form of entity or association.

         "PESO" or P$ means the currency of Mexico.

         "EXECUTION TERM" means the term established in Clause 13.1 to execute the Works.

         "CONTRACT PRICE" means the price established in Clause 9.1, to be paid for Works actually executed, either regarding Lump-Sum Price Activities or Unit Price Activities, and that therefore, may be reduced as provided for in Clause 9.

         "PROCEDURE" means the document that among other information contains the purpose and scope in executing an activity, methodology, or itemized instructions to develop it, indicates the equipment to be used, reference technical information, as well as acceptance criteria for the activity developed, and also includes forms to record parameters derived from execution, the names of those who executed it, the person in charge of revising it and the person responsible for approving the results.

         "COMPLEMENTARY SCHEDULE" means the itemized schedule of activities per structure and substructure, divided into fronts and sub-fronts of work, with the purpose of keeping follow-up on progress of the Project.

         "EXECUTION SCHEDULE" means the schedule for the Works to be executed, attached hereto as Annex 10, prepared and delivered by Contractor as part of the Technical Bid, incorporating each of the Critical Event Dates, in the understanding that (i) if such schedule is adjusted as established in the Contract or in the Regulations of the Law on Public Works and Services Related to These, the term of the Execution Schedule will refer to the execution schedule such as it was adjusted according to the terms of that provision, and the adjusted execution schedule will substitute the execution schedule attached hereto as Annex 10, and (ii) none of the provisions of the Execution Schedule may be construed as a change of the Critical Event Dates or that Commission is imposed an obligation.

         "BID" means the bid declared winner in the Decision, including the Technical Bid and the Economic Bid.

         "ECONOMIC BID" means the economic bid presented by Contractor according to the Bidding Bases, attached hereto as Annex 12.

         "TECHNICAL BID" means the technical bid presented by Contractor according to the Bidding Bases, which is included with this Contract and summarized in respect to the scope of the Works in Annex 11.

         "PROTOCOL" means the document that describes a series of activities in a logical sequence in order to develop a specific event in a system or the complete unit. This document contains information, such as the purpose, previous requirements, applicable documents, description of the sequence itself, acceptance criteria, names of persons responsible for executing and approving the activity.

         "SUPPLIER" means anyone who supplies Materials or Main Equipment to Contractor.

         "PROJECT" means the entire Civil and Electromechanical Works that form the Hydroelectric Development, including the Station, and considering design, engineering, manufacture, supply, assembly, construction, tests, technical support and putting into service according to the terms and conditions of the Contract.

         "EXECUTIVE PROJECT" means the itemized design that includes all documents and information necessary for the Contractor to execute the work; and therefore, includes drawings, calculus records, as well as building specifications.

         "TESTS" means the tests required in the Technical Specifications of
Section 8 of the Bidding Bases, to be performed by Contractor according to Clause 18.

         "PERFORMANCE TESTS" means the tests described as such in Annex 13, to be performed by Contractor according to Clause 18.3.

         "OPERATING TESTS" means the tests described as such in Annex 13, to be performed by Contractor according to Clause 18.2.

         "PUTTING INTO SERVICE TESTS" means the tests described as such in Annex 13, to be performed by Contractor according to Clause 18.1.

         "PROGRESS REPORTS" means the monthly reports issued in writing and electronic means, itemizing progress of the Works and compliance with the Quality Assurance Manual and the Environmental Management Manual, to be delivered by Contractor to Commission according to Clause 13.4.

         "SUPERVISION RESIDENT" is one of Commission's representatives and will have the meaning assigned in Clause 7.1.

         "SPECIFIC WORK SUPERVISION RESIDENT" will have the meaning assigned in Clause 7.1.

         "RESOLUTION ON ENVIRONMENTAL IMPACT MATTERS" means the document whereby the Environment and Natural Resources Secretariat, through the General Bureau of Impact and Risks against the Environment, grants conditioned authorization in Environmental Impact matters for development of the Project.

         "INDUSTRIAL SAFETY", together with the organization systems, means the human, economic and material elements, and the legal provisions that permit establishing preventive means to eliminate, reduce or control risks that may affect persons, the facilities and processes, and provide responses aimed at reducing the possible effects. The above also includes civil protection, occupational health and physical safety of assets and processes.

         "WEEK" means any period consisting of seven (7) consecutive days.

         "ENVIRONMENTAL MANAGEMENT SYSTEM OR SSA" will have the meaning established in Section 8 of the Bidding Bases.

         "QUALITY ASSURANCE SYSTEM OR QAS" will have the meaning established in
Section 8 of the Bidding Bases.

         "NATIONAL ELECTRICITY SYSTEM" means the system of facilities property of Commission used to generate, transform and distribute electric power, to which the Units will be interconnected.

         "SITE" means all areas of the Hydroelectric Development designated by Commission to execute the Works, as identified in Section 8, and immediate surroundings of the Station and connected transportation routes.

         "SNC" means national credit corporation.

         "SUBCONTRACTOR" means any Person hired by Contractor to perform any part of the Works according to Clause 30.2, without including Suppliers.

         "SUPPLY" means the process that includes design, materials, manufacture, factory tests, spare parts, special tools and transportation of equipment and materials to the Site.

         "MINOR SUBSTITUTION" is one that must not imply deterioration in quality and characteristics required in the Technical Specifications; technical and descriptive documents justifying the substitution must be presented.

         "SUTERM" means the Sole Electricity Workers Union of Mexico.

         "FINANCIAL EXPENSE RATE" means (a) in respect to amounts in Pesos, a rate and accessories determined according to the procedure established in the Tax Code of the Federation, as if it were an extension to pay for tax credits according to article 55 of the Law on Public Works and Services Related to These, and (b) in respect to amounts in Dollars, the average pondered rate of the cost of the debt and capital, indicated in form OE-1 "Financing Structure" of its Bid (but excluding any interest applied as penalty or due to default), in the understanding that by no means may this rate be higher than the one established in section (a) of this definition.

         "UNIT" means any of both turbo generator units 1 and 2 equipped to generate electric power, each with a 375 MW nominal power capacity, for the drop and wear in design specified, including all equipment, systems, Civil Works and Associated Works that correspond to the Unit involved required for its normal and continuous operation, which are described in the Technical Specifications Section of the Bidding Bases.

         "FIRST UNIT" means the Unit which has the first Provisional Acceptance Date of all Provisional Acceptance Dates, according to the Execution Schedule.

         "LAST UNIT" means the Unit which has the last Provisional Acceptance Date of all the Provisional Acceptance

Dates, according to the Execution Schedule.

         "TERMINATION VALUE" means the amount Commission must pay to Contractor in case this Contract is terminated according to Clauses 10.1, 26.4, 26.5 or
27.4 and others related to the Contract, calculated according to the provisions of Annex 14.

         1.2 SINGULAR AND PLURAL. The terms defined in Clause 1.1 may be used in this Contract both in singular and plural.

         1.3 HEADINGS AND REFERENCES. All headings in this Contract are exclusively used to facilitate its reading but will not limit its interpretation. Unless otherwise provided for, all references made in this Contract to Clauses or Annexes, mean the Clauses and Annexes of this Contract.

                                    CLAUSE 2.

                             PURPOSE OF THE CONTRACT

         The purpose of this Contract is to execute the Civil Works, Electromechanical Works and Associated Works, procurement, engineering, manufacture, transportation, assembly, tests and putting into service of the two equipped turbo generator Units, each with a nominal power of 375 MW, for the drop and wear in design specified and itemized in Section 8 of the Bases for Bidding, Works altogether named El Cajon Hydroelectric Project, with the main structures located in the La Yesca and Santa Maria del Oro Municipalities, State of Nayarit of the United Mexican States, to be developed by Contractor according to the Execution Schedule, in order to obtain Provisional Acceptance of each Unit on or before the Scheduled Provisional Acceptance Date.

         Works consisting of Activities at Lump-Sum Price are described in detail in annexes OE-3, OE-4 and OE-5 of Section 4 of the Bidding Bases and will be developed under the lump-sum price method; while the part of the works that corresponds to Activities at Unit Prices are described in detail in Annex OE-5A of Section 4 of the Bidding Bases and will be executed based on unit prices. In case the Bid includes Works in addition to those established in Section 8 of the Bidding Bases, such Works will also form part of the Purpose of the Contract.

                                    CLAUSE 3.

                    ADDITIONAL REPRESENTATIONS AND WARRANTIES

         3.1. REPRESENTATION AND WARRANTIES BY COMMISSION. Commission declares and warrants to Contractor that:

         (a) each of Representations A through G in the introduction of this Contract are true and correct in all substantial aspects;

         (b) execution and performance of this Contract by Commission have been duly authorized with all the necessary corporate shares, do not nor will further require any consent or approval by the different areas of Commission other than those already obtained, and neither execution of this Contract or performance by Commission of its obligations derived hereof (i) will be in conflict or result in default or constitute a violation or breach of any of the Applicable Laws or any agreement whereby bonds, a mortgage, trust or any other instrument are issued, or a contract (including without limitation, any clause that forbids lien or a similar clause) entered by Commission or whereby it is bound, or to which any of its assets are bound, or (ii) will result in creating or imposing any lien over any asset of Commission;

         (c) except for (i) authorization by Commission's Government Board, duly obtained and in full force and effect, (ii) approval by the H. Chamber of Deputies obtained in the Federal Expense Budget for Business Year 2002, (iii) authorization by the Energy Secretariat to assume the commitments established in this Contract, contained in official communication number 310.-0450 dated March 27, 2002, (iv) authorization by the Expense-Finance Intersecretarial Commission, duly obtained and in full force and effect, (v) Permits listed in Annex 9 (already obtained or which Commission has no reason to consider will not be obtained at the due time) and (vi) expert opinion referred to in article

56 of the Federal Expense Budget for business year 2002; no Permit by any Mexican Government Authority according to the Applicable Laws in effect upon signing this Contract is necessary for Commission to duly execute and fulfill this Contract, or to make it legal, valid, obligatory or coercible;

         (d) this Contract has been duly executed by Commission and, assuming due authorization and execution of this Contract by Contractor, it constitutes a valid, legal, obligatory and binding obligation for Commission, enforceable according to such terms, in regard to enforceability, subject to the Law on Bankruptcy and Reorganization and other generally applied Laws that affect the rights of creditors, general principles of equity and subject to the limitations established in Clause 3.1(g);

         (e) there is no litigation or proceeding pending and Commission has no knowledge of any threat of litigation or proceeding which, if resolved unfavorably against Commission, could substantially and negatively affect its operations or financial standing, or the validity, legality or enforceability of the obligations for Commission under this Contract, or consummation of operations provided for in this Contract. No action or proceeding filed, and no order, decree, provision or resolution of any kind issued by any

Mexican Government Authority aimed at avoiding, restricting, or in any manner preventing consummation by Commission of transactions contemplated in this Contract;

         (f) Commission's audited and certified financial statements for business years 2000 and 2001, prepared by Commission's external auditors, have been prepared according to accounting principles generally accepted in Mexico applied in uniform manner, and are a true and precise representation of the financial standing of Commission in respect to the dates and periods for which they were prepared; and as of December 31, 2001 there has not occurred any event whatsoever that resulted or may result in a substantial adverse modification in the operations or the financial standing of Commission, or in the capacity of Commission to performance its obligations according to this Contract;

         (g) this Contract, as well as the operations contemplated herein constitute activities over which Commission has supremacy, and is governed by the administrative and civil laws applicable to private parties in respect such activities; Commission will not enjoy any immunity in an judicial proceeding in Mexico in respect to this Contract and operations contemplated through it, either based on sovereign immunity or for any other reason, except for the provisions of the Applicable Laws, in particular,

Article 4 of the Federal Code of Civil Proceedings, which provides that no precautionary attachment, attachment to support execution of a sentence, or writ of execution may be ordered by a Mexican court against any of the properties or assets of Commission; and

         (h) amounts to be paid by Commission in virtue of this Contract will constitute general and direct obligations for Commission, with the same preferential right of payment as any non-subordinated and non-secured External Debt held by Commission.

         3.2 REPRESENTATIONS AND WARRANTIES BY CONTRACTOR. Contractor declares and warrants to Commission that:

         (a) each of its Representations A through G of the introduction of this Contract are true and correct in all substantial aspects;

         (b) execution and performance of this Contract by Contractor has been duly authorized through all necessary procedures and does not require nor will require any consent or approval by various bodies of Contractor or by third Parties beyond those already obtained, and do not breach nor will breach any Law or provision of its corporate by-laws or other organic documents, or any negotiable instrument, contract or agreement which it is a part of or whereby its assets may be affected;

         (c) no Permit by any Government Authority is necessary for Contractor to duly execute this Contract, and Contractor has no reason to believe that any Permit required for performance of this Contract and that has not been obtained will not be duly obtained;

         (d) this Contract has been duly entered by Contractor and, assuming that Commission has duly authorized and signed this Contract, it constitutes a valid and binding obligation for Contractor, enforceable according to such terms, subject in respect to enforceability, to the Laws on bankruptcy, suspension of payments, reorganization and other Laws generally applied, related to or that affect the rights of the creditors, and subject to the general principles of equity;

         (e) there is no proceeding pending and Contractor is not informed of any threat or proceeding that could adversely and substantially affect validity, legality or enforceability of the obligations for Contractor under this Contract;

         (f) each of the Participants has complied in all aspects with the requirements of the Call and the Bidding Bases; all representations made and all information delivered to Commission by or in representation of all and every one of the Participants in relation to the Bid were and continue to be true and correct in every substantial aspect; and such information does not omit to manifest any fact necessary to prevent that such information altogether be deceitful in view of the circumstances under which it was provided; and

         (g) since the date when the Bid was presented there has not been any substantial adverse change in the financial condition or any other condition of any of the Participants, nor since that date has there been any change in the control held by any of the Participants.

                                    CLAUSE 4.

                       SCOPE OF OBLIGATIONS FOR CONTRACTOR

         4.1. BASIC OBLIGATIONS. Contractor must, for its own expense carry out all work necessary or adequate to develop the Project according to the Specifications of the Contract, the Execution Schedule, Industry Standards, Applicable Laws, and all other terms and conditions of this Contract. Works to be executed by Contractor according to this Contract will, without limitation, include:

         (a) design, manufacture, construction, assembly, tests and putting into service of the Units;

         (b) design and construction of Civil Works of the Project which, without limitation include the following main works: diverting works, containment works, generation works, surplus works, elevator substation works, auxiliary works for construction of main works, and any other work that requires civil engineering in connection with the Project, all of which must be developed as specified in Section 8 of the Bases for Bidding;

         (c) develop and supply to Commission all Engineering of the Works, either in connection with Activities at Lump-Sum Price or Activities at Unit Prices, according to Specifications of the Contract to assure integrity and efficiency of the Units, as well as availability and future reliable operation of the Units under maximum safety and exactly complying with all environmental protection aspects;

         (d) develop all risk, hydrological, geological, seismic, geotechnical, structural and other pertinent analyses, which must be delivered at the start of the engineering program, as well as topographical surveys and other studies and reports mentioned in Annex 2;

         (e) purchases, supply and transportation of all Materials, which must comply with Specifications of the Contract;

         (f) perform all inspections and tests of Materials while being manufactured, prepared and transported, and in the site, as well as provide Commission reports on those inspections and tests;

         (g) complete all Civil Works and Electromechanical Works according to Specifications of the Contract, either in connection with Activities at Lump-Sum Price, or Activities at Unit Prices;

         (h) while executing the Works, provide Commission all information regarding Materials (including diagrams, construction procedures, quality certificates, drawings, calculus records, tests performed and operating manuals, if applicable) so that with such information Commission can perform any inspection according to this Contract;

         (i) execute all Associated Works, including but not limited to: hazardous waste warehouse, scrap warehouse, flying ash warehouse, electromechanical shop, pier including access road to ramp, dining room, major replacements warehouse, high rotation items warehouse, IMSS clinic; the physical safety works, which include dormitories, access control and surveillance booths, lockers, gate arms, bumpers, surrounding fences and accessories, roads, roadways; works included under social commitments; programs for reforestation, rescue of species and other activities established by the applicable Environmental Impact Resolution issued by the National Institute of Ecology; and installation of the necessary infrastructure to supply electricity during construction, from the 115/13.8 kV, 18.750 MVA 60 hz substation which Commission will install; in the understanding that Contractor must handle the corresponding procedures for supply of electricity during the period of construction, assembly, tests and putting into services of work matter of this Contract and, for its own expense pay for charges on account of such supply;

         (j) supply and carry out all Electromechanical Works, including but not limited to, the executory design, supply, assembly, tests and putting into service of the entire Main Equipment according to Specifications of the Contract;

         (k) develop and implant the Quality Assurance and Environmental Protection Systems and provide Commission reports in connection with those Systems;

         (l) prepare and deliver to Commission Reports on Progress, import permits, purchase orders, warehouse records and accounting ledgers;

         (m) perform Tests (successful completion of putting into service) until start of commercial operation of each of the Units;

         (n) provide Technical Support to Commission and its employees and workers, including without limitation, all know-how, documents, manuals, instructions and training (including establishment of procedures, the corresponding training and instruction) necessary or convenient so that they may operate, handle and provide maintenance to the entire Station and sustain its optimum capacity and maximum efficiency, in the most economic manner and according to stringent safety and environmental standards;

         (o) unconditionally grant to Commission, perpetually and free of royalties or underlying fees, the right to use any patent or license in the means such right is required in order to own the Station, operate it, improve, expand or provide it maintenance according to this Contract and to practice in industry, as well as grant Commission authority to transfer aforementioned rights;

         (p) repair or replace parts of the Works with faults or in poor condition during execution of the Works or the applicable Warranty Period;

         (r) comply with the Warranty of the Station, which includes repair or replacement at all time until expiration of the Warranty Period, of all and any part of the Station that does not comply with the Specifications of the Contract or is faulty;

         (s) deliver the Spare Parts according to Clause 22.5;

         (t) together with Commission, duly record in the Record Book kept for the Works, all activities matter of the Contract until Completion of the Project, applying the general rules and aspects established in articles 93, 94, 95 and 96 of the Regulations of the Law on Public Works and Services Related to These; and

         (u) execute all Works offered in the Bid, including the additional works established in Section 8.

         4.2 IMPLICIT OBLIGATIONS. Obligations for Contractor in virtue of this Contract will include all work and/or repairs, including hand labor and materials not explicitly stipulated or described in this Contract, but that may be inferred from the scope of this Contract as necessary or appropriate, according to Standards of Industry, for satisfactory completion of the Project. All work must be considered as Works within the scope of obligations for Contractor under this Contract and will be included in the Price of the Contract. Additional work required because of mistakes or omissions by Contractor are not susceptible of being recognized, contracted and paid.

         4.3 CONSIDERATIONS AND ADDITIONAL FACTORS. For execution of the Works Contractor must consider all factors and considerations required in order to fulfill the purposes of this Contract, including but not limited to recent technology in the field, Commission's interest to punctually complete the Units without affecting their quality, and the intention that the Units can be operated, administered and managed efficiently, safety and according to environmental norms in effect.

         4.4 SPECIFICATIONS OF THE CONTRACT. It will be Contractor's responsibility that Specifications of the Contract are adequate to achieve the purpose of the Contract, and it will comply with the Specifications of the Contract in executing the Works and completing the Project.

         4.5 APPLICABLE LAWS. Contractor will execute the Works observing the Applicable Laws, including without limitation, labor laws and regulations, environmental and safety laws, laws on human settlements and urban development, and will see that all subcontractors observe all the Applicable Laws in relation with execution of the Works.

         4.6 FINANCING. Contractor will be solely responsible for obtaining and keeping valid, exclusively through its own means and without resorting to Commission, all financing necessary to execute the Works and complete the Project, in the understanding that (i) Commission will not grant any advance payment or payment for progress achieved in the Works in respect to any Unit before the Provisional Acceptance Date, and as long as this occurs on or before the Project Completion Date or the date of early termination of the Contract, and (ii) obligations for Contractor under this

Contract will by no means be subject to Contractor being able to obtain such financing or achieve the Financial Closing.

         Without limiting the scope of Contractor's obligations according to the preceding paragraph, if Commission decides to obtain financing from Eximbanks or Export Credit Agencies after Provisional Acceptance of the Works to satisfaction has been granted, Contractor will be obliged to in due time and manner provide to Commission all documentary information required for the latter to negotiate aforementioned financing.

         None of the provisions of this Clause will be construed as an obligation or commitment for Commission to release Contractor of its exclusive obligation to obtain financing to execute the Works, including without limitation, its obligation to pay premiums, make advance payments and pay commissions necessary to obtain such financing.

         4.7 PERMITS AND SURVEYS. Contractor must duly obtain and keep in full force and effect all Permits and surveys required according to Applicable Laws in connection with the Project, including but not limited to all Permits and surveys indicated in Annex 9 which Contractor must obtain. Contractor must provide all information and documents reasonably necessary to assist Commission in obtaining and keeping valid the Permits which Commission must obtain according to Clause 6.2.

         4.8 IMPORT TAXES; CUSTOMS DUTIES. Contractor will be directly responsible and must pay for all taxes, customs duties and other charges required to import, supply, transport and in-site installation of the Materials or Main Equipment or equipment of the Electromechanical Works. It will also be responsible for holding Commission harmless against any claim caused by unfair practice in respect to acquisition of Materials, Main Equipment or equipment of the Electromechanical Works and other imported equipment.

         4.9 RECORD BOOK. Before starting the Works, Contractor and Commission will establish the Record Book to make relevant annotations on development of the project. Contractor must keep updated books and records on progress of the Works as well as any incident that might occur in relation to them, including accounting records. Such records must be available at all time for consultation by Commission during the construction period of the Station.

         4.10 CONTRACTOR'S OBLIGATIONS CONCERNING SAFETY, HYGIENE, THE ENVIRONMENT AND CIVIL PROTECTION. While executing the Works, Contractor must:

         (a) be entirely responsible for the safety of all personnel authorized to be in the Site, keep the premises protected by Real Estate Rights, and the Works in orderly condition to prevent endangering those persons and comply with the Applicable Laws on safety and hygiene;

         (b) for its own expense provide and keep all safety equipment, lights, safety guards, walls and warning signs where and when justifiably required by Commission, any Mexican Government Authority, or the Applicable Laws, to protect the Works or for safety and convenience of Contractor's personnel, personnel of Subcontractor, Commission's personnel, and the public in general;

         (c) keep the premises protected by the Real Estate Rights free of any unnecessary obstruction, storage or waste coming from all construction equipment or of surplus materials, and clean and withdraw from those premises any debris, waste or materials no longer required;

         (d) observe all applicable environmental norms and building conditions established in Resolution on Environmental Impact by the National Institute of Ecology, including without limitation: discharge of waste water, disposal of solid and/or hazardous waste, gas emissions into the atmosphere and noise emissions;

         (e) adopt all measures required to protect the environment inside and outside the premises protected by the

Real Estate Rights, avoid damage or consequential injury against persons, public properties or third party properties caused by contamination, noise or other reasons derived from executing the Works, and develop restoration activities, including dismantling of provisional works that were necessary to build the Station;

         (f) establish and implement rules in the Site subject to previous written approval by Commission, to be observed in executing the Works in the Site, including without limitation, Industrial Safety, control of access to the Site, sanitary and hygienic measures, medical care and fire prevention;

         (g) develop the Management System for Safety and Health at Work to eliminate, minimize, prevent or control risks against the health and physical integrity of personnel, as well as the safety of the Facilities, according to Chapter 14 of the Specifications for Construction of Civil Works;

         (h) be entirely responsible for final disposal of any waste generated from the Works, informing Commission of such final disposal; and

         (i) in regard to Civil Protection, Contractor must observe all provisions of the Applicable Laws.

         4.11 DEVELOPMENT, IMPLEMENTATION AND MAINTENANCE OF THE

QUALITY ASSURANCE SYSTEM AND OF THE ENVIRONMENTAL MANAGEMENT SYSTEM AND THE INDUSTRIAL SAFETY SYSTEM (SACPASI). If Contractor is not certified according to ISO-9000 and ISO-14000, NMX-SAST-001-IMMC-2000 standards or other similar standards acceptable to Commission, Contractor must hire one or more independent Subcontractors of recognized prestige, certified according to ISO-9000 and ISO-14000, NMX-SAST-001-IMNC-2000 or other similar standards, and who will be responsible for checking, directing and coordinating development and implementation of all components of the quality assurance system, the environmental administration system and the Industrial Safety System, who must also confirm and see that the quality assurance system and the environmental management system are fulfilled, through verifications, inspections and internal quality audits. Commission may directly check that the Quality Assurance Manual and the Environmental Management Manual are being fulfilled by Contractor, the Subcontractors and Suppliers in developing the Works, and Contractor will be responsible that the third party whom it hires periodically provide Commission and Contractor information on inspection and surveillance work and help in verifications, inspections and quality audits and audits of the environmental management system, that are in turn performed by Commission. Contractor's responsibility must be clearly established in the Quality Assurance Manual and in the Environmental Management Manual. In all cases it must observe the provisions of Chapter 14 of the Building Specifications for Civil Works.

         4.12 IMMIGRATION MATTERS. Contractor must adopt the necessary measures to assure that all foreign personnel hired by itself or by Subcontractors or Suppliers in relation to the Project have the necessary immigration authorizations to work in Mexico.

         4.13 DOMESTIC INTEGRATION. Contractor must comply with the domestic integration percentage established in its Bid, according to Section 1.14 of the Bidding Bases; by no means may Contractor substitute Materials included in the Technical Bid without previous written consent by Commission, without Commission being obliged to authorize such substitution; however, the latter will not unjustifiably deny its authorization, with the previous opinion by the Economy Secretariat. Any substitution of equipment, Materials and Suppliers made against those originally offered by Contractor must be requested in writing to Commission, indicating the technical and economic justification to request such substitution. If Commission or the Economy Secretariat do not provide an answer to Contractor within 15 days after the date when Commission informs the Economy Secretariat of such circumstance, they shall be considered as having accepted the substitution requested by Contractor. The Economy Secretariat and the Comptroller and Administrative Development Secretariat, within the scope of their attributions and the time when they determine, will check performance of the level of domestic integration of the project altogether and, as the case may be, instruct the Commission on correctly applying the contract penalties. If on the Provisional Acceptance Date Commission determines that domestic integration reached in the Works by Contractor is below the percentage established in its Bid (84%), Contractor will pay Commission a contract penalty equal to the amount that results from multiplying, by the sum of the amount of the Price of the Contract at lump-sum price plus the total amount executed at unit prices, fifty percent (50%) of the percentile points obtained from the difference of the percentage established in its Bid and the actual domestic integration percentage achieved by Contractor. The amounts Contractor must pay according to this Clause 4.13 may be deducted by Commission from any amount due or payable to Contractor under this Contract, or may be collected by executing the Performance Warranty.

         Contract penalties established in this Clause will not be applied if the Works do not reach the domestic integration percentage for justified reasons and Commission has granted Contractor express consent according to the preceding paragraph.

         4.14 LABOR OBLIGATIONS. Contractor and the Subcontractors, as employers of personnel they employ to develop the Works, will be solely responsible for all obligations derived from the Applicable Laws in labor and social security matters. Contractor will be responsible for any claim filed by any of its own workers or of the Subcontractors against Commission in relation to such obligations and must indemnify Commission for any amount the latter must pay on account of any of such claims, including attorney fees and other expenses generated. In similar manner, as there will be workers hired by Commission and by Commission's contractors involved in the Project, Commission will assume labor contingencies that might arise against Contractor in respect to those workers under the same terms as Contractor assumes those contingencies before Commission.

                                    CLAUSE 5.

                     SITE INSPECTION; REVISION OF DOCUMENTS

         5.1 SITE INSPECTION. Contractor has inspected the Site and the surroundings and obtained all information available on the SITE and surroundings, and is fully informed and has taken into consideration all matters, conditions and circumstances that affect the Contract Price and performance of the Scheduled Provisional Acceptance Date for each of the Units and the Scheduled Completion Date of the Project, including without limitation, availability of means of transportation, availability of local workers and obligations derived from hiring them, climatic and hydrological conditions, soil characteristics, subsoil conditions and the Applicable Laws. Commission will by no means be responsible for the condition of the Site for development of the Works.

         However, if hazardous or toxic waste were found in the site before the Contract is signed, or if Contractor discovers these while executing the Project, as long as not originated by Contractor or its Subcontractors, it shall immediately notify Commission for the latter to resolve the situation.

         5.2 REVISION OF DOCUMENTS. Contractor will be considered to have revised the Specifications of the Contract, the Bidding Documents and all other documents and information provided by Commission before the signature date of this Contract and accepts they are adequate to execute the Works and performance the purpose of this Contract.

         5.3 NO RELEASE FROM RESPONSIBILITY. Default by Contractor to fully know and taking into consideration all matters, data and information referred to in Clauses 5.1 and 5.2 will not release it from its responsibilities derived from this Contract and will not be a reason to increase the Contract Price or introduce any modification in the Critical Event Dates or Contract Specifications, unless there occurs an Act of God or Force Majeure, in order to defer the Critical Event Dates, but not to increase the Contract Price.

         5.4 USE OF SITE. Commission hereby authorizes Contractor to use the Site required to execute the Works and described in Section 8 of the Bidding Bases, in the understanding that Contractor will use the Site since date this Contract is signed until the Project Completion Date. Contractor must respect the limitations on use of the Site established by Commission and/or the Mexican Government Authority.

                                    CLAUSE 6.

                        OTHER OBLIGATIONS FOR COMMISSION

         6.1 ACCESS TO THE SITE. Commission will permit Contractor and its employees as well as Subcontractors and their employees access to the Site in order that they may execute the Works according to the Contract, in the understanding that Commission will not charge or pay for any




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                                       59

cost or charge for any additional, special or temporary installation required to permit access to the Site or execute the Works.

         6.2 PERMITS. Commission will duly obtain and keep in for force and valid all Permits which are its responsibility as stipulated in Annex 9. Commission will provide all information and documents in its possession necessary to assist Contractor in obtaining and keeping valid Permits the latter must obtain according to Clause 4.7.

         6.3 ISSUE OF ACCEPTANCE CERTIFICATES. Commission will issue and provide Contractor the Provisional Acceptance Certificates and Final Acceptance Certificates as provided in Clause 19, once the conditions stipulated therein have been performed.

         6.4 COOPERATION IN EXECUTING THE PROJECT. Commission will do its best to not unjustifiably cause any delay in the Project and cooperate with Contractor in executing the Project.

         6.5 DOCUMENTS TO FACILITATE FINANCING. Commission must provide all documents and information concerning itself that are normally provided or are reasonably appropriate for this type of operation according to market practice, in order to expedite Contractor's obtainment of financing required for




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                                       60

the Project, in the understanding that (i) Commission will not be obliged to provide any documents or information not normally available for its own creditors; (ii) Commission will not be obliged to sign, grant or assume any covenant, agreement, indemnity, declaration or any other obligation in connection with any of such financing; and (iii) none of the provisions contained herein will release Contractor from its exclusive responsibility to obtain entire financing for the Project. Commission must provide those documents and information as soon as possible after having received Contractor's written request requiring such information, and Contractor must sign the confidentiality agreements that Commission considers reasonably appropriate for the information requested. Contractor must pay for reasonable costs and expenses, including attorney fees, incurred by Commission in connection with preparing aforementioned documents or information, as well as any other assistance which Commission may provide at its sole discretion in respect to such financing.

         6.6 PAYMENT OF CONTRACT PRICE OR TERMINATION VALUE. Commission will pay the Contract Price or the Termination Value determined according to the terms of this Contract.

         6.7 NO ADDITIONAL OBLIGATION. Unless expressly provided




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                                       61

for in this Contract, Commission will have no any additional obligation whatsoever in respect to execution of the Works.

         6.8 SUPPLY OF ELECTRICITY. If Contractor requires supply of electricity by Commission for construction and testing stages it must sign the respective contracts with Commission's corresponding Distribution Division - Tepic Zone according to the Laws, Regulations, Manuals and applicable legal provisions in effect and make the corresponding payment.

         Requests made by Contractor to Commission to sign the contracts must be presented separately thirty days before for construction and sixty days before for tests.

         According to the Electric Power Public Services Manual, clause four, regarding requests and signing of contracts for supply of electric power, these must be presented in the offices or administrative agencies of the supplier of the location where supply is requested.

         If Contractor does not hire supply of electric power with Commission for the constructing and testing stages, it must provide the electric power required through its own means.

                                    CLAUSE 7.

                         REPRESENTATIVES OF THE PARTIES

         7.1 COMMISSION'S REPRESENTATIVES. After signing the Contract, Commission will notify Contractor which persons will be responsible for supervising design, and monthly verifying and certifying successful completion of each item established by the Bidder in the Values Catalogue, as well as notify and control deviations in this respect. A Project Head will be named to supervise design and act as contact person with domestic offices for all matters concerning design of the Project and the Contract, as well as coordinating meetings with Commission's officers. A Supervision Resident will be named for in-site supervision of the Project and will be responsible for keeping the necessary control over supervision to achieve performance of specifications of the Contract, and coordinate meetings called in the site to solve problems in the Works. Through a notice issued to Contractor, the Supervision Resident may delegate functions on various types of supervisors named Specific Work Residents.

         Contractor must fully cooperate with Commission's Representatives as well as any third party designated by Commission in connection with any of the inspection and supervision activities. None of the provisions stipulated herein will be interpreted to release Contractor from any of its obligations and responsibilities derived from the




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                                       63

Contract, in the understanding that by the fact that Commission's
Representatives exercise or do not exercise their rights derived from the Contract will be not be considered that (a) Commission approves any of the Works
(b) Commission knows of any latent fault in the Station, or (c) Commission waives any right or recourse.

         To check that Contractor complies with the provisions of this Contract, mainly among others, aspects established in article 197 of the Regulations of the Law on Public Works and Services Related to These, Commission will develop surveillance, control and supervision activities referred to in fraction I of article 84 of aforementioned Regulations through the methods established in Annex 23.

         7.2 CHANGE OF COMMISSION'S REPRESENTATIVES. Through notification issued to Contractor Commission may at any time substitute the Project Head, Supervision Resident, Specific Work Supervision Residents, or any other third party designated to assist the Specific Work Supervision Residents.

         7.3 PROJECT MANAGER AND CONTRACTOR'S CONSTRUCTION SUPERINTENDENT. At all time during execution of the Works Contractor must have a representative who will as act project manager. Contractor hereby names Juan Jose Luis Grageda Salinas as project manager, who enjoys the necessary



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                                       64

faculties to act on behalf of and representing Contractor, according to a general power of attorney for administration acts and for lawsuits and collections granted by Contractor in a manner that is reasonably satisfactory to Commission, and to receive notifications issued by Commission. Any notification thus issued shall be considered received by Contractor. Contractor hereby designates Yury I. Veremeenko as superintendent of Electromechanical Works, and Manuel Cortes Redondo as contruction superintendent ("Construction Superintendents"). The project manager and Construction Superintendents must have all experience necessary to handle and supervise execution of the Works. The project manager and the Construction Superintendents must speak Spanish and be dedicated full time to supervising the Works.

         7.4 CHANGE OF PROJECT MANAGER AND CONSTRUCTION SUPERINTENDENT. Unless the project manager ceases to be Contractor's employee, Contractor will not substitute its project manager without previous written consent by Commission, consent that may not be unjustifiably denied. If at any time while executing the Works Commission reasonably considers that Contractor's project manager or any of its assistants are not performing in their functions to the satisfaction of Commission, or if Commission has any other justified reasons, it may insist in substituting the project manager or any of his assistants, or the assistant involved within the first ten (10) days after Commission issues the request, in the understanding that the person named must have the necessary experience and other requirements for the work and be approved by Commission before assuming his activities.

                                    CLAUSE 8.

                              CONSULTING COMMITTEE

         No later than thirty (30) days after signing this Contract Contractor and Commission will establish a committee formed by an equal number of high level representatives designated by the parties, for consultation and progress planning in the Project. The committee will meet promptly by request from one of the parties to discuss and propose solutions in good faith and for all technical, financial or administrative controversies concerning implementation of the Project, without prejudice of the provisions of Clause 31.2 and 31.3. Contractor and Commission will agree on procedures to be followed for efficient operation of the committee established in virtue of this Clause 8. None of the provisions of this Clause 8 may be construed to release Contractor from any of its responsibilities under this Contract.

                                    CLAUSE 9.

                                 CONTRACT PRICE

         9.1 CONTRACT PRICE AMOUNT. As total payment for executing Work of Lump-Sum Price Activities, Commission will pay Contractor the lump-sum price of US$682,517,584.80 Dollars(Six Hundred Eighty Two Million Five Hundred Seventeen Thousand Five Hundred Eighty Four U.S. Dollars 80/100___), and for Unit Price Activities Commission will pay Contractor US$65,773,072.59 Dollars (Sixty Five Million Seven Hundred Seventy Three Thousand Seventy Two U.S. Dollars 59/100) (the "Contract Price") plus corresponding value added tax.

         The amount of US$65,773,072.59 Dollars (Sixty Five Million Seven Hundred Seventy Three Thousand Seventy Two U.S. Dollars 59/100) corresponds to works to be executed under the unit price method established in Annex OE-5A of
Section 4 of the Bidding Bases; US$_682,517,584.80 Dollars(Six Hundred Eighty Two Million Five Hundred Seventeen Thousand Five Hundred Eighty Four U.S. Dollars 80/100) corresponds to Works to be executed under the lump-sum price method established in annexes OE-3, OE-4 and OE-5 of Section 4, and therefore the amount includes remuneration or total payment to Contractor for all direct and indirect expenses, profit and other expenses derived from this Contract. The Contract Price that corresponds to the lump-sum price method is a fixed activity and not subject to any modification by any means whatsoever, unless cases when economic situations of a general kind arise, that are manifest and duly proven to be alien to the responsibility of the Parties according to the Law on Public Works and Services Related to These. The Contract Price covers all Works to be provided or executed according to this Contract, including all Works which, although not specifically mentioned in the provisions hereof, may reasonably result necessary or adequate according to Industry Standards for satisfactory completion of the Project.

         9.2 PAYMENT OF THE CONTRACT PRICE. Annex 19 describes the distribution of the Contract Price for each of the various Units. On the Contract Payment Dates Commission will make the corresponding partial payment of the Contract Price according to Clause 1.1 as specified in Clause 10.

         Without prejudice of the provisions of the Law on Public Works and Services Related to These, Commission will not pay for the corresponding portions of the Contract Price until it receives the Works matter of the Contract to its satisfaction and has issued the corresponding Provisional Acceptance Certificates, that commercial use generates sufficient income to comply with the obligations assumed.

         9.3 VARIATIONS IN WORKS.

         ADDITIONAL WORKS. According to article 59 of the Law on Public Works and Services Related to These, Commission may ask Contractor to execute additional work in connection with the Unit Price Activities for as much as 25% of the Contract Price or more, subject to the provisions of the Law on Public Works and Services Related to These, that corresponds to the unit price method by signing an agreement at any time before Provisional Acceptance of the Unit in question, as long as the additional work is not included in the scope of the Contract nor is intended to modify or correct omissions or substantially modify the project hired, and as long as there are reasons to technically justify execution of the additional work could not be predicted and is necessary to complete and operate the project.

         REDUCTIONS IN WORKS. When requirements proper of the Works in concerning completion of the Project do not require total development of Unit Price Activities as offered by Contractor in its Bid, the Works will be understood automatically reduced in the corresponding means.

                                   CLAUSE 10.

                                     PAYMENT

         10.1 PAYMENT FORM. No later than 2:00 P.M. New York time on the date when any part of the Contract Price, or if applicable, the Termination Value is enforceable, Commission will pay Contractor, without any deduction (except in respect to this Clause 10 or Taxes to be withheld according to the Applicable Laws), the portion of the Contract Price or the applicable Termination Value, as the case may be, in Dollars, through a wire transfer of funds immediately available to the account in the City of New York, State of New York, United States of America at the due time when indicated by Contractor to Commission in writing, except in case of applicable added value tax, or unless Contractor prefers that payment of the portion of the Contract Price or of the applicable Termination Value be made in Pesos, in which case payment will be made through a wire transfer of funds immediately available to the account in the City of Mexico, Mexico indicated in writing at the due time by Contractor to Commission, applying the exchange rate to settle foreign currency liabilities published by Banco de Mexico (the Central Bank) in the Official Gazette of the Federation on the date of payment. If any payment according to this Contract is enforceable on a non-Banking Day, it must be made on the following Banking Day. In case payment is made inside domestic territory, it will be in Mexican currency and at the exchange rate in effect on the date when made. Payment of the

Termination Value will be made within 30 days after the date when it is determined, according to Clause 26.4.

         10.2 FINANCIAL EXPENSES. If any part of the Contract Price or any Termination Value and/or corresponding added value tax payable according to this Contract, is not paid when due, at Contractor's request Commission must pay for financial expenses at the Financial Expenses Rate; expenses that will be calculated over amounts not paid and counted based on the days since the term expired until the date when the amounts are made available to Contractor.

         For any amount owed by the Parties in cases not expressly provided for in this Contract, by request from the other Party, the debtor Party must pay financial expenses at the Financial Expenses Rate over any amount due and not settled, since the date when it should have been paid, until the date when totally settled.

         10.3 INVOICE AND VALUE ADDED TAX. When delivering the notification referred to in Clause 18.1 requesting Provisional Acceptance Certificate for the first Unit and Provisional Acceptance of the Station, Contractor must also provide Commission an invoice for the portion of the amount of the Contract Price applicable to such Work with the applicable value added tax, in the understanding that the




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portion that corresponds to value added tax must be in Dollars and will be payable in Pesos, applying the exchange rate considered to settle foreign currency liabilities published by Banco de Mexico in the Official Gazette of the Federation on the date when payment is made. Commission will be responsible for accepting transfer of value added tax that corresponds to the invoice.

         10.4 SURPLUS PAYMENTS. If Commission makes any payment to Contractor in excess of amounts payable according to this Contract, such surplus payments must be reimbursed to Commission in the currency in which Commission made such surplus payments through a wire transfer of funds immediately available to the account indicated at the due time by Commission to Contractor. Reimbursement will be considered an enforceable debt in favor of Commission and generate accessories charges at the Financial Expense Rate. Charges will be calculated over surplus amounts paid in each case and counted according to the days passed as of the date of payment until the date when the amounts are actually made available to Commission.

         10.5 DOCUMENTS RELATED TO EXIMBANK SOURCES OF FINANCING OR OTHER EXPORT CREDIT AGENCIES (ECA'S). Contractor recognizes that Commission may obtain financing with guaranty




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                                       72

from an Eximbank or any other export credit agency (ECA) in respect to payments it must make to Contractor under this Contract. If so requested by Commission, Contractor must provide Commission directly or through a banking institution duly notified by Commission, the documents and information referred to in Annex 15 related to the purchase abroad of Materials or Main Equipment and hiring of services, including if necessary, information and documents Commission may require to assume financing referred to in Clause 4.6, in the understanding that such information and documents must be delivered by Contractor to Commission as soon as possible, but under no circumstances beyond the first sixty (60) days after the date of payment made by Contractor for the Materials, Main Equipment or services in question. If Contractor does not duly provide Commission the information and documents required according to this Clause 10.5, Commission may suspend issue of the corresponding Provisional Acceptance Certificate until it has received aforementioned required information and documents.

         10.6 RIGHT TO COMPENSATION. Commission will have the right to compensate against any payment owed to Contractor under this Contract, any amount owed to Commission by Contractor in virtue of any provision of this Contract or in




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another manner according to the provisions of Article 2185 of the Federal Civil
Code and other Applicable Laws.

         10.7 WITHHOLDINGS. Commission will withhold the following amount against any payment it must make to Contractor according to this Contract: (i) an amount equal to five to the thousandth (.005) of the total amount of the Contract Price according to the applicable provisions of the Federal Law on Charges in effect at the time of payment, amount that will be delivered to the Federal Treasury Department according to the requirements of such Law and applied to pay services in connection with inspection, monitoring and control of public works by the Comptroller and Administrative Development Secretariat.

                                    CLAUSE 11

                               ADJUSTMENT IN COSTS

         Commission and Contractor recognize that work included in the Contract under the unit price payment method, that is, Activities at Unit Prices, will not be subject to the cost adjustment established in the Law on Public Works and Services Related to These and its Regulations, in virtue that quotation of such work derives from basic cost elements appraised in Dollars, and therefore, the Contractor expressly waives the right to adjust costs at the price of




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aforementioned work. Such work will only be subject to a cost adjustment according to the guidelines issued by the Comptroller General's Office, as provided for in article 59 of the Law on Public Works and Services Related to These.

         Commission and Contractor recognize that the part of work included in the Contract at lump-sum price, that is, Activities at Lump-Sum Price, will only be subject to a cost adjustment according to the guidelines issued by the Comptroller General's Office, as provided for in article 59 of the Law on Public Works and Services Related to These.

                                   CLAUSE 12.

                     PERFORMANCE WARRANTY; QUALITY WARRANTY

12.1 DELIVERY OF WARRANTIES.

         (a) Within fifteen (15) Days after the date when Contractor received the notification of the Decision, for its own account and expense Contractor must provide Commission (i) a bond issued in favor of Commission by a bonding company authorized according to the Federal Law on Bonding Institutions, or otherwise (ii) an unconditional and irrevocable letter of credit in favor of Commission, issued by a top rate bank satisfactory to Commission, either of these for an amount equal to ten percent (10%) of the investment amount authorized for the first business year,




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                                       75

amount which it will be notified of by Commission within the first five (5) days after the Decision is announced, to guaranty due, proper and absolute performance by Contractor of all its obligations derived from this Contract other than its obligations established in Clause 21 (the "Fulfillment Warranty").

         For subsequent years, for its own account and expense, within the first fifteen (15) days after Commission notifies Contractor of the investment amount authorized for the corresponding year, Contractor must provide Commission (i) a bond issued to Commission by a bonding company authorized according to the Federal Law on Financial Institutions, or (ii) an unconditional and irrevocable letter of credit in favor of Commission, issued by a top bank satisfactory to Commission, any of these for an amount equal to ten percent (10%) of the investment amount authorized and notified by Commission.

         Contractor may present letters of credit issued by a bank that does not legally operate in Mexico, provided such bank is rated at least "A" by Standard and Poor's (or any equivalent) and as long as Commission can collect the Fulfillment Warranty in Mexico or in the City of New York, State of New York, United States of America. If the letter of credit is issued by a bank that does not legally operate in




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                                       76

Mexico, it must be reported or notified by a bank legally operating in Mexico.

         (b) For its own account and expense, before Provisional Acceptance of each of the Units, Contractor must provide Commission one of the following guaranties to secure due and absolute performance by Contractor of all its obligations derived from this Contract according to Clause 21 (the "Quality Warranty").

(i) a bond issued in favor of Commission by a surety company authorized according to the Federal Law on Bonding Institutions,

(ii) an irrevocable, unconditional letter of credit issued in favor of Commission by a first rate bank, satisfactory to Commission, in the understanding that Contractor may present letters of credit issued by a bank that does not legally operate in Mexico, provided such bank is rated at least "A" by Standard and Poor's (or any equivalent) and Commission can collect the letter of credit in Mexico or in the City of New York, State of New York, United States of America. If the letter of credit is issued by a bank that does not legally operate in Mexico, it must be reported or notified by a bank legally operating in Mexico; or




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(iii)    make a cash deposit in a trust established for such purpose.

         The amount of the Quality Warranty must at all time be the same as the product of (A) the value of the Works, determined by reference to the Values Catalogue, that corresponds to the units which obtained Provisional Acceptance, but that have not obtained Final Acceptance, and (B) ten percent (10%) in case of the bond referred to in section (i) above, or five percent (5%) in case of the letter of credit referred to in section (ii) above, or five percent (5%) in case of the trust referred to in section (iii) above.

         12.2 FORM AND DURATION. The Fulfillment Warranty and the Quality Warranty must be established in the forms contained in Annexes 16 and 17 respectively, The Fulfillment Warranty must continue in effect until the Project Completion Date. The Quality Warranty will remain in effect until the Final Acceptance Certificate of the Last Unit has been issued.

         12.3 COLLECTION OF WARRANTIES. Commission will be entitled to collect the Fulfillment Warranty and the Quality Warranty in order to collect (i) contract penalties, (ii) reimbursements of surplus amounts paid by Commission,
(iii) any amount owed by Contractor to Commission and (iv) payments of indemnities owned by Contractor to Commission according to




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                                       78

Clause 23 (or in case of payments for indemnities not determined for responsibilities claimed against Commission and for which Contractor is responsible according to Clause 23, amounts reasonably estimated by Commission that will be further owed by Contractor), holding harmless the rights of Commission that have not been covered, which will be collectible according to the terms of the penultimate paragraph of article 66 of the Law on Public Works and Services Related to These, and articles 60 through 68 of the Regulations of such Law. In case the Fulfillment Warranty or the Quality Warranty is a letter of credit and Commission collects the Fulfillment Warranty or the Quality Warranty for any of the reasons specified above, Commission will notify Contractor of the amount withdrawn and the corresponding reasons, and in respect to the Fulfillment Warranty, Contractor will have ten (10) Working Days since the Fulfillment Warranty was collected, to replace its amount to the amount in effect the time immediately before having been collected by Commission. If the Fulfillment Warranty is a bond, Contractor will have ten (10) Working Days since the Fulfillment Warranty was collected, to replace its amount to the amount in effect at the time immediately before having been collected by Commission. Contractor will only be obliged to replace amounts collected of the Fulfillment Warranty for




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                                       79

as much as the original amount of the Fulfillment Warranty and the accumulated amounts resulting from replacements made by Contractor reach a limit equal to twenty percent (20%) of the Total Cost of the Project. Failure by the credit or bonding institution to pay the Warranty will not release Contractor of its obligation to increase the Warranty, on account of replacement, by the same amount as that collected.

         Surplus amounts of Warranties collected by Commission over amounts actually justified will be reimbursed to Contractor.

                                   CLAUSE 13.

                       SCHEDULE FOR EXECUTION OF THE WORKS

         13.1 START AND DEVELOPMENT ACCORDING TO THE EXECUTION SCHEDULE. Contractor will begin the Works on March 26, 2003 and execute the Works according to the Execution Schedule in order to comply with all Critical Event Dates and achieve the Provisional Acceptance Date of each of the Units on or before the Scheduled Provisional Acceptance Date, and complete the project on or before the Scheduled Project Completion Date, with a period of 1620 Days to execute the Works. The Works must be completed August 31, 2007.

         13.2 COORDINATION PROCEDURE. Within the first thirty (30) Days after this Contract is signed, both Commission's




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                                       80

and Contractor's representatives will meet to discuss all matters of common interest, including but not limited to all matters concerning coordination of the Project. During the meeting the Contractor will provide Commission a coordination procedure based on internationally accepted standards, as well as on the procedures and guidelines established in Annex 18. The coordination procedure must be strictly fulfilled during development of the Works.

         13.3 ADJUSTMENTS IN CRITICAL EVENT DATES. In addition to the provisions of Clause 27.3, the Critical Event Dates may be adjusted according to the following:

         (a) If Contractor is prevented from reaching any Critical Event on the applicable Critical Event Date due to an Act of God or Force Majeure, the Critical Event Date affected will be extended according to the period affected, which will not exceed the period of such delay, in the understanding that Contractor must provide Commission a written request specifying the Act of God or Force Majeure in question and how it has delayed performance of such Critical Event Date within the first seven (7) Days after the date when it is informed or should have been informed that the Act of God or Force Majeure in question occurred. The Critical




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                                       81

Event Date will not be extended if Contractor does not issue the request on time.

         (b) If Contractor is prevented from reaching any Critical Event on the applicable Critical Event Date because of any act or omission by Commission (including, but not limited to obtainment by Commission of Permits for its account according to Annex 9; as well as lack of Tests for reasons attributable to Commission or lack of water in the reservoir), the Critical Event Date affected will be extended for a period not to exceed the period of the delay, in the understanding that Contractor must provide Commission a written request specifying the Act of God or Force Majeure in question and how it has delayed performance of the Critical Event Date within the first seven (7) Days after the date when it is informed or should have been informed of the occurrence of such act or omission. The Critical Event Date will not be extended if Contractor does not issue the request on time.

         13.4 MONTHLY PROGRESS REPORTS. Within the first ten (10) Days after the end of each Month, since the date when the Contract is signed and until the Month when the Project Completion Date occurs, Contractor will issue an Progress Report and deliver it to Commission through its Supervision




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                                       82

Resident and the Specific Work Resident in original copy, with copy to the Assistant Departments of Construction and Development Projects, describing progress in Work during the immediate previous Month, which must be reconciled with the Supervision Resident and the Specific Work Supervision Residents before being distributed, and must include the following information concerning the Month in question:

         (a) a report on the condition and performance of all Permits under its commission, including a declaration that the Permits have been obtained; the condition of requests being processed, and a declaration concerning performance;

         (b) an administrative report in print and electronic file showing real progress in Works compared to the Execution Schedule, including allocation of financial results;

         (c) an Engineering Report describing critical activities developed, any existing or foreseeable delay and measures undertaken to correct it, which includes files of specifications, final tables and purchase orders of Materials and Main Equipment already placed with graphs of progress (scheduled and real) using procedure R02-1;

         (d) an itemized list of Materials control indicating the condition of every purchase order for Materials with the name of the Supplier or manufacturer, the part of equipment implicated, purchase order date, expected delivery date,




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                                       83

certificates of origin of Materials, which will be used to prove the content of domestic integration as specified in Section 1.14 of the Bidding Bases, as well as any payments made by Contractor to the Supplier (providing Commission all documents that evidence such payments) and the condition of any investigations made in this respect;

         (e) a report on construction, summarizing any difficulty occurred in the Site and delays incurred in executing the Works, explaining action undertaken or proposed by Contractor to solve such difficulties or overcome those delays;

         (f) a photographic report of the condition of the Civil Works and of the Electromechanical Works;

         (g) a report summarizing compliance with the Quality Assurance Manual, the Environmental Management Manual and the Industrial Safety Manual;

         (h) an itemized answer to any request made by Commission in order to assume action in connection with the Works;

         (i) a tentative schedule indicating action to be undertaken by Commission concerning its operations underway, in virtue of Works expected to be executed by Contractor during the next six-week period; and

         (j) a monthly report on progress in integrating the domestic integration component.




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                                       84

         Commission will recognize monthly advance in construction for the purposes Contractor consider convenient before its Creditors, which will be determined based on the Monthly Advance Report Contractor must submit according to this Clause 13.4; Commission does not acquire any debt liability for this recognition of monthly advance until the Payment Date of the Contract or date of early termination.

         13.5 ADDITIONAL MEASURES. If through an inspection of the Works Commission determines that the Works show substantial delays in respect to the Execution Schedule that are not attributable to an Act of God of Force Majeure, or because of an act or omission attributable to Commission, the latter shall have the right, but not the obligation, to notify Contractor of such circumstance through the Supervision Resident or the Specific Work Supervision Resident, asking that the adequate measures be undertaken, including without limitation, that they hire more workers, use more or better equipment, implement more than one work shift, use more advanced methods, faster means of transportation to receive the Materials and Main Equipment, or introduce other similar measures to assure punctual progress in the Works to the satisfaction of Commission, all of which will be for Contractor's sole expense.




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                                       85

         13.6 DAMAGE BECAUSE OF DELAYS.

                  13.6.1 FOR THE LUMP-SUM PRICE PART OF THE CONTRACT. If Provisional Acceptance of any Unit occurs on or before the corresponding Scheduled Provisional Acceptance Date, and provided such delay is not due to an Event of Default by Commission or an Act of God or Force Majeure, as contract penalty for the delay Contractor must pay Commission the amount which results from calculating the amounts indicated below per Day attributable to Work delayed, in the understanding that the maximum aggregated amount payable according to this Clause 13.6 in respect to delay in obtaining Provisional Acceptance of each Unit will be up to two percent (2%) of the Contract Price, with a maximum accumulated three percent (3%) limit of the Contract Price.

         (a) for each of the first, second, third, forth and fifth Weeks of delay in achieving Provisional Acceptance of the Unit in question, Contractor must pay Commission an amount equal to ONE HUNDRED THOUSAND DOLLARS (U.S.) US$100,000.00 per Day;

         (b) for each of the sixth, seventh, eighth, ninth and tenth Weeks of delay in achieving Provisional Acceptance of the Unit in question, Contractor must pay Commission an




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                                       86

amount equal to THREE HUNDRED THOUSAND DOLLARS (U.S.) US$300,000.00 per Day; and

         (c) as of the eleventh Week of delay in achieving Provisional Acceptance of the Unit in question, Contractor must pay Commission an amount equal to ONE MILLION DOLLARS (U.S.) per Day, until reaching an maximum accumulated amount of penalties equal to two percent (2%) of the Contract Price by each Unit, without exceeding the maximum accumulated three percent (3%) limit of the Contract Price.

         If any of the Critical Events subject to Penalty indicated in Section
2.1.21 do not occur on or before the corresponding scheduled Date as established therein, and provided the delay is not due to an Event of Default by Commission or an Act of God or Force Majeure, on the Scheduled Provisional Acceptance Date of the First Unit, as contract penalty for the delay Contractor must pay Commission an amount calculated by applying the following amounts based on the number of Days delayed for the periods indicated below, in the understanding that the maximum aggregate accumulated amount payable according to this Clause
13.6 in respect to delay in any Critical Event subject to Penalty will be up to four percent (4%) of the Contract Price:

         (a) for each of the first, second, third and fourth Weeks of delay in complying with the Critical Event subject




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                                       87

to Penalty, Contractor must pay Commission an amount equal to FIFTEEN THOUSAND DOLLARS (U.S.) US$15,000.00 per Day;

         (b) for each of the fifth, sixth, seventh and eighth Weeks of delay in complying with the Critical Event subject to Penalty, Contractor must pay Commission an amount equal to SEVENTY-FIVE THOUSAND DOLLARS (U.S.) US$75,000.00 per Day;

         (c) from ninth Week of delay in complying with the Critical Event subject to Penalty, Contractor must pay Commission an amount equal to ONE HUNDRED FIFTY THOUSAND DOLLARS (U.S.) US$150,000.00 per Day, until reaching an accumulated amount for penalties equal to four percent (4%) of the Contract Price.

         Penalties for delays in Critical Events subject to Penalty applicable to Contractor as established in this Clause 13.6 will not be enforced if Contractor achieves Provisional Acceptance of the first Unit on or before the Scheduled Provisional Acceptance Date of the first Unit.

         If for reasons attributable to Contractor the Final Closing of the diversion tunnels does not occur on or before the Scheduled Final Closing Date, provided such delay is not due to an Event of Default by Commission or an Act of God or Force Majeure, and this causes delays in Provisional Acceptance of the Units, Commission will not recognize




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                                       88

payment of Financial Expenses for not paying the Contract Price on the scheduled payment dates.

         For its own account and expense Contractor must provide to Commission within fifteen (15) days after the delay in the above-mentioned events of this Clause 13.6, including without limitation, delay in achieving Provisional Acceptance of the Units, an additional unconditional and irrevocable letter of credit in favor of Commission, issued by a top bank satisfactory to Commission for an amount equal to the difference between the percentages established in Clause 12.1 (10%) of investment amount authorized for the corresponding business year) and ten percent (10%) of the Contract Price. If Contractor does not provide the additional letter of credit before such date, this will be considered a Breach by Contractor according to the provisions of Clause 26.1.

         13.6.2 FOR THE UNIT PRICES PART OF CONTRACT. The following penalties will be applied in case of delay:

         If as a consequence of the comparison made in the last month of the
Schedule in force (Form OE-11-A) against the amount of work executed, there is work delayed and still not finished, a contract penalty will be applied, of 2% (two percent) of the amount of work delayed by the number of



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                                       89

months passed since the month when such work is delayed, until the last month of the Schedule in force.

         If Contractor does not include the works of the part at Unit Prices on the termination date indicated in the Schedule in force, as contract penalty it must also pay Commission the amount of two to the thousandth of the amount of work not duly executed, for each day of delay.

         13.7 PAYMENT OF PENALTY. Penalties on delay in Provisional Acceptance of any Unit established in Clause 13.6 will be paid by Contractor to Commission on the first Banking Day at the end of each Week of delay in obtaining Provisional Acceptance of the Unit in question.

         Penalties on delay in Critical Events subject to Penalty established in Clause 13.6 will be totally paid by Contractor to Commission on the next Banking Day after the Scheduled Provisional Acceptance Date of the first Unit.

         Penalties on delay in the part of Unit Prices established in Clause
13.6 will be payable by Contractor to Commission in their totality on the next Banking Day after the Scheduled Provisional Acceptance Date of the first Unit.

         All amounts to be paid by Contractor according to this Clause 13.7 will be compensated by Commission with any amount owed or payable to Contractor under this Contract in case




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                                       90

Contractor has not paid for them as provided in this Clause with the corresponding Financial Expense Rate.

         13.8 COLLECTION OF PENALTIES. None of the provisions of this Clause 13 will prevent Commission from exercising its right to terminate the Contract according to Clause 26. If such termination occurs Commission will be entitled to collect the corresponding penalties according to Clause 13.6 and also enforce the Fulfillment Warranty as established in Clause 26.4.

         13.9 NON-RELEASE FROM LIABILITY. Payment or deduction of any amount owed by Contractor according to Clause 13.6 will not release Contractor from any of its obligations or responsibilities under this Contract.

                                   CLAUSE 14.

                                   ENGINEERING

         14.1 DEVELOPMENT OF ENGINEERING. Contractor will develop Engineering according to the Contract Specifications, using the international unit and measurement system according to article 5 of the Federal Law on Metrology and Norms, previously experimented industrial know-how and following Industry Standards. Contractor must (a) according to Section 8 of the Bidding Bases, prepare the Preliminary Project Record that, among others, will contain Engineering, the




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                                       91

schedule for preparing and delivering Engineering, warranted data, essential diagrams, general layouts and design criteria, and within eight (8) days after signing this Contract, deliver eight (8) copies of that record to Commission, and (b) within twelve (12) Weeks after signing this Contract, provide Commission the Quality Assurance Manuals, Environmental Management Manual, itemized quality plans for Engineering and Design. Contractor will provide in original and three
(3) copies, Engineering, drawings, calculus records, specifications and other technical documents as stipulated in Section 8 of the Bidding Bases with the schedule contained in the Technical Bid (Annex 11). Commission may issue proposals in order to modify aforementioned documents no later than thirty (30) Days after the respective document is delivered to Commission. In such case Contractor will introduce the proposed modifications, except for those that are not reasonable or go beyond Specifications of the Contract. Contractor must manifest its reasons if it does not take into consideration the comments issued by Commission concerning information being revised. If Commission does not issue any proposal to modify the documents within aforementioned term, it will be considered to have accepted the documents presented by Contractor. In any case, Contractor will be solely responsible for the




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                                       92

documents in question. In case of delay in providing the information, Commission will be entitled to charge contract penalties according to Annex 13 of this Contract for such delay.

         14.2 DELIVERY AND PROPRIETORSHIP OF ENGINEERING. Commission will be the owner of all information included or integrated in Engineering, including calculus records and copies of all documents to be provided to Commission by Contractor according to Clauses 14.1 and 19.1, whereof proprietorship will be transferred to Commission at the time of Provisional Acceptance of the Unit in question or, if this occurs before, the moment when this Contract is terminated. Commission will be free to use and dispose of that information for any purpose and in any manner related to operation, improvement, expansion, maintenance and use of the Station and in any other property of Commission, in the understanding that Commission will hold Contractor free of any responsibility that might arise in connection with any use given by Commission to such information and were not related to the Project or operation of the Units and/or Station.

                                   CLAUSE 15.

                          MATERIALS AND MAIN EQUIPMENT

         15.1 SUPPLY OF MATERIALS AND MAIN EQUIPMENT. Contractor will supply all Materials and Main Equipment necessary to complete the Works and be responsible for administration, handling, transportation and due maintenance during storage, of the Materials and Main Equipment. Any Material or Main Equipment lost or damaged while during transportation or storage, or in development of the Works, will be repaired or substituted by Contractor, in the understanding that in case such loss or damage is not covered by the insurance Contractor must hire according to Clause 24, or is above the coverage of such insurance, Contractor will in any manner respond for the total cost of such repair or substitution. Any surplus material may be withdrawn by Contractor once the work implicated has been completed.

         15.2 QUALITY. All Materials and Main Equipment supplied by Contractor must be new and comply with the Contract Specifications. In cases when the Materials or the Main Equipment are not specified in the Contract Specifications, Contractor will supply those Materials and Main Equipment so that they are adequate for the purpose where they will be used and their resistance to conditions they will come in contact with (including elements, pressure and chemical substances) has been proven. The quality of Materials and




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                                       94

Main Equipment supplied by Contractor according to this Contract may be checked at any moment by Commission, observing the applicable provisions of Chapter 14 of the Civil Works Construction Specifications.

         15.3 PURCHASE ORDERS. Contractor will provide Commission copies of all purchase orders of Materials and Main Equipment within seven (7) Days after the date when the respective purchase order was issued, which must have the necessary information to identify the Materials and Main Equipment in question and contain written reference to the Project. Contractor will make sure that the purchase orders specify Commission will be entitled to assume Contractor's position as buyer of the Materials or Main Equipment in question through the notification issued by Commission to the Supplier involved upon termination of this Contract, and that Commission intends to receive transfer of that purchase order from Contractor (including without limitation, all warranties and obligations of services from the Supplier), in the understanding that the purchase order implicated will remain without any modification whatsoever and the Supplier must not require any additional warranty from Commission. For purchase orders to be considered part of the Termination Value




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                                       95

according to Annex 14, it will be essential that the purchase orders include the provisions of this Clause 15.3.

         15.4 SELECTING SUPPLIERS. Contractor will require that Subcontractors and Suppliers establish and apply a quality assurance system in their work and manufacturing processes to assure Supply of Materials and services complies with the Contract Specifications, and through audits and periodical inspections must check that Subcontractors and Suppliers comply with the above. Contractor assures that the Subcontractors and Suppliers have the capacity to provide service and prompt maintenance for Materials in the Site before any purchase order is placed for any Material to the Suppliers mentioned in the Technical Bids, who may not be substituted without previous written consent by Commission, in the understanding that (i) Commission will be entitled to reject any Supplier of Materials mentioned in the Technical Bid within thirty
(30) Days after the date when this Contract is signed, (ii) Commission will approve or reject any substitute Supplier of Materials within fifteen (15) Days after the date when Commission receives notification of that substitution from Contractor, which must include information and documents necessary according to the Quality Assurance Manual to prove the required quality of the Materials in




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                                       96

question, as well as the technical and economic justification to require such substitution, (iii) if requested by Commission, Contractor must sign evidence confirming that the Supplier fulfills the technical standards required to comply with the Contract Specifications, and (iv) Commission will not be obliged to authorize such substitution, however, neither will it unjustifiably deny it. Regardless of the above, every Supplier of Main Equipment must have storage facilities for replacement parts in Mexico and must be able to provide maintenance or technical assistance in the site within twenty-four (24) hours after any request is received from Commission. It is also agreed that before Contractor issues any purchase order for Main Equipment it will submit in writing for approval by Commission, the name of the Supplier whom it proposes for acquisition of such Main Equipment. If Commission does not notify Contractor in writing that it objects against the Main Equipment in question being acquired from the Supplier proposed within ten (10) Working Days after the date when it received Contractor's proposal, Commission will be understood to have approved that Supplier and Contractor will proceed with the prospective purchase order. Commission will not deny its approval to any proposed Supplier of Main Equipment without a justified reason. Commission's written notification to




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                                       97

Contractor manifesting that it does not agree on acquiring the Main Equipment in question from the Supplier proposed (i) must be issued within the term mentioned above and specify the reasons for objecting, and (ii) will bind Contractor to refrain from placing the purchase order with that Supplier and propose another Supplier until acceptance from Commission is obtained. By request from Commission, Contractor will sign a certificate to be provided by Commission, certifying fulfillment by any Supplier of Main Equipment proposed by Contractor, in relation to technical standards required to comply with Contract Specifications.

         15.5 TRANSPORTING AND IMPORTING MATERIALS AND MAIN EQUIPMENT. For its own risk, Contractor will transport the Materials and Main Equipment to the Site with the means of transportation it consider most appropriate based on circumstances of the case, and will be responsible for obtainment, if necessary, of any Permit for such purpose. Commission will reasonably do its best to help Contractor in obtaining those Permits from the Mexican Government Authorities. For its sole account and risk Contractor will be responsible for making any adaptations required in roads, bridges, or any other communicating route necessary to transport the Materials or Main Equipment to the Site. In




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addition, for its own expense Contractor must import the Materials and Main
Equipment from the points of origin and will be responsible for their legal importation. If the Applicable Laws require that any request be issued on behalf of Commission, the latter will assume the necessary measures to comply with those Applicable Laws and promptly do its best to provide support in cases where required by Contractor to fulfill its obligations in importing Materials or Main Equipment.

         15.6 GAUGING AND LANGUAGE. All meters, markers, registers and any other indicators must be gauged according to the international units and measurements system as established in article 5 of the Federal Law on Metrology and Norms. Instruction plates must be in the Spanish language.

                                   CLAUSE 16.

                       INSPECTION AND TESTS OF MATERIALS,

                       OF MAIN EQUIPMENT AND OF THE WORKS

         16.1 INSPECTION AND TESTS. Contractor will be responsible for inspecting, testing and certifying all Materials, the Main Equipment and the Works for its own expense and at any appropriate time, including during manufacture and assembly upon arrival at the Site, and during construction and assembly in the Site, assuring that all




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Materials, Main Equipment and the Works are according to the Contract
Specifications. Contractor must only hire inspectors duly qualified for such purpose, and before hiring them Contractor must present a request with an itemized list containing the rating and experience of those inspectors for Commission to revise and authorize within no more than 30 Days. All inspection reports and certificates will be made available to Commission when requested by the latter. If any of the Materials, Main Equipment or Works or part of these do not pass the inspection or test, Contractor will rectify or replace them, and after notifying Commission in this respect, will repeat the inspection or test. In case of damage of the Materials or Main Equipment, Contractor will immediately obtain the necessary replacements for its own expense.

         16.2 ACCESS. Supervision Residents or Specific Work Supervision Residents and the persons whom they designate will have access at any reasonable moment, with prior notification issued to Contractor at least three (3) Working Days before, to Contractor's plants and facilities where the Materials or Main Equipment are being manufactured or prepared to inspect them or witness the tests. If any part of the Materials or the Main Equipment were being prepared or manufactured in plants or facilities not belonging to




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Contractor, Contractor will obtain permission for the Supervision Residents or whoever these designate to inspect or witness tests of those Materials or Main Equipment in the plants or facilities.

         Within the scope of their attributions and the time when they determine, representatives from the Economy Secretariat and the Comptroller and Administrative Development Secretariat will have access at any reasonable moment, with previous notice issued to Contractor at least three working days before, to comply with functions described in Section 1.14 of the Bidding Bases.

         16.3 INSPECTION AND REPORTS SCHEDULE. Contractor and Commission will prepare a schedule specifying the date and place to inspect and test the Materials, Main Equipment and the Works. Contractor will notify Commission 20 Days before each of the inspections or tests, which will be performed during working hours. Commission may send a representative to be present during the inspection or tests; otherwise, Contractor will proceed with the scheduled inspection or test and provide Commission all corresponding reports and documents. If the reports are not satisfactory or Commission has any doubt about them, it may ask Contractor to perform additional inspections or tests, as long as those additional




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inspections or tests do not prevent progress in the Works. The costs of those additional inspections will be for the account of Contractor, in the understanding that if no faulty Materials, Main Equipment or work are detected while performing the additional inspections Commission will be responsible for the cost.

         16.4 CONTRACTOR'S OBLIGATIONS DURING INSPECTIONS AND TESTS. For its own expense Contractor will provide Commission all necessary help, hand labor and instruments and make all necessary arrangements to efficiently perform the inspections and tests.

         16.5 REJECTION OF FAULTY MATERIALS, MAIN EQUIPMENT AND SYSTEMS. If while inspecting or executing the Works there appear any Faults in any Materials, Main Equipment or System, or these produce faults, or do not comply with the Contract Specifications, Commission may (notwithstanding any previous inspection or test), reject those Materials, Main Equipment or Systems and ask Contractor to immediately replace or repair those Materials, Main Equipment or Systems free or any additional cost or expense, in order to assure fulfillment of the Contract. If requested by Commission, Contractor will for its own expense repeat inspection and tests of the Materials, Main Equipment or Systems rejected before deciding in this




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respect.

         16.6 COVERING THE WORKS. None of the Works will be covered or placed out of sight without prior approval by Commission. Contractor will notify Commission when any of the Parts is ready to be covered or placed out of sight, and Commission will check that part of the Works within the three (3) Working Days after receiving the notification from Contractor. If Commission does not perform the inspection within that period, these will be presumed accepted by Commission (except for further test to the contrary) and Contractor will proceed to cover them. The above term will not apply to concrete, earth fills and rockfills, once the Quality Manuals and Contract Specifications define the procedures and tests to be performed in those works.

         16.7 SUBSTITUTION OF FAULTY MATERIALS, MAIN EQUIPMENT OR WORKS. If at any time before Provisional Acceptance of the Station Commission has reasons to consider that Works related to the Station have Faults, Damage, or in any other manner do not fulfill the Contract Specifications, Commission will be entitled to issue Contractor a written request to disassemble and replace or rebuild the parts of the Works in question and perform any additional tests which, in the opinion of Commission are necessary according to Industry Standards for




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those parts of the Works to comply with the Contract Specifications. If
Contractor does not agree to the request by Commission, the parties will submit the dispute to an expert opinion issued according to Clause 13.2. If Contractor agrees with Commission's request or if the expert opinion issued according to Clause 13.2 reports the request is well-founded, Contractor will as soon as possible dismantle and rebuild or replace the faulty parts of the Works and all expenses and costs derived from those operations will be for Contractor's account. If the respective expert opinion reports that Commission's request was unfounded, Contractor will not dismantle and rebuild or replace any part of the Works and any Critical Event Date that has been affected will be extended according to Clause 13.3(b) by the same number of Days as the Works were suspended to obtain the expert opinion.

         16.8 DEFAULT OF INSTRUCTIONS. In case of default by Contractor in promptly executing instructions issued by Commission and, as the case may be, supported by the expert opinion according to Clause 16.7, Commission will be entitled to hire other Persons to execute them, having previously notified Contractor, and all duly documented expenses resulting from or related to this will be reimbursed to




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Commission by Contractor within the first thirty (30) Days after Commission asks
Contractor for the reimbursement based on the corresponding Financial Expense Rate since the time when disbursed.

         16.9 NON-RELEASE FROM RESPONSIBILITY. No inspection, test or approval by Commission according to this Clause 16, or omission by Commission in inspecting or rejecting any part of the Works will in any manner whatsoever release Contractor from duly fulfilling its obligations or reduce its responsibility according to this Contract. Under all circumstances Contractor will continue to be responsible for the precision, quality and integrity of the Works and for their adequate development according to this Contract.

                                   CLAUSE 17.

                                  CONSTRUCTION

         17.1 RESPONSIBILITY FOR CONSTRUCTION. Contractor must carry out complete construction of the Hydroelectric Exploitation, as well as assemble and install the Station according to the Execution Schedule and Contract Specifications, and provide in the Site all of Contractor's competent personnel and Equipment necessary to develop the Works. No more than sixty (60) Days before beginning to develop the Civil Works, except for diversion works,




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Contractor must present a Complementary Schedule of the Execution Schedule and
critical route, describing the following: itemized schedule of infrastructure necessary to build the Project, such as aggregate and concrete processing parts, shops, camps and storage platforms; schedule of Permits necessary to execute the Project; schedule of construction roads (underground and exterior); schedule manufacture and supply of electromechanical equipment and systems; itemized schedule of activities for structure and substructure according to construction procedures integrated in the SAC.

         17.2 ESTABLISHING THE WORKS. Contractor will be responsible for correctly and adequately establishing the Works in connection with the reference topographical points, coordinates and lines, which will be determined by Commission and Contractor. If at any moment during advance of the Works there appears any mistake regarding the position, level or alignment of the Works, Contractor must notify Commission of the mistake and proceed to rectify the mistake to the satisfaction of Commission, for the sole expense of Contractor.

         17.3 CLEANING OF THE SITE. While developing the Works Contractor must at all time keep the Site free of unnecessary




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obstructions and store or withdraw any materials, remove from the Site any debris, waste or temporary work, and withdraw any of Contractor's Equipment or any provisional facility used to develop the Works and that is no longer required to execute the Works. Contractor must also restore any area that has been affected inside as outside the Site by edification or removal of aforementioned provisional facilities. Contractor will be responsible for cleaning, withdrawing and clearing the Site as soon as possible, but in any case before the Provisional Acceptance Date of the Unit in question, as well as dispose of, according to the Environmental Laws in effect or as indicated by the corresponding Government Authority, any waste or hazardous waste generated by Contractor or its Subcontractors during the construction period of the Station.

         17.4 INSPECTION AND SUPERVISION. Commission will be entitled to inspect and supervise the Works, in the understanding that such inspection and supervision do not prevent progress in the works.

         17.5 DAMAGE TO COMMISSION OR THIRD PARTIES. Contractor will be responsible for any damage caused to Commission or any third party derived from building the Works, and will hold Commission harmless from any claim or suite filed




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                                      107

according to articles 1931 and 1932 of the Federal Civil Code, or established by the Applicable Laws in any other analogous manner.

                                   CLAUSE 18.

                                     TESTS

         18.1 PUTTING INTO SERVICE TESTS. When the construction and installation Works have been completed, Contractor will carry out the Putting into Service Tests for every equipment, system and/or unit of the Station, which must be according to the Execution Schedule and the provisions of Annex 13.

         18.2 OPERATING TESTS. Having successfully carried out the Putting into Service tests Contractor will perform the Operating Tests of all and each Hydroelectric Exploitation equipment and particularly, equipment of the Station, which must be according to the Execution Schedule and the provisions of Annex 13.

         18.3 PERFORMANCE TESTS. When all Putting into Service Tests and the Operating Tests have been successfully performed, Contractor will carry out the Performance Tests in one of the Units of the Station, which must be according to the Execution Schedule and the provisions of Annex 13. If Contractor is unable to carry out the Performance Tests and if the Station does not comply with the Performance




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                                       108

Warranties on the first time when the Performance Tests are carried out, Contractor may proceed as necessary so that the Station complies with those warranties and again perform the Performance Tests for its own expense, as long as it notifies Commission that it intends to perform those tests at least fifteen (15) Days before, as provided for in Clause 18.4.

         18.4 TESTS SCHEDULE. For information purposes Contractor will provide Commission its definite Tests Schedule and the date when these are planned to begin, at least sixty (60) Days before those scheduled activities. Contractor will also notify Commission that it intends to perform the Tests required for the Station at least fifteen (15) Days before the date when it actually pretends to carry them out. Within four (4) Days after receiving aforementioned notification, Commission will notify Contractor that it is in a condition to receive the power generated during the Tests in a manner compatible with prudent practice in industry. If Commission is not able to receive the power on the date proposed, Commission will put forth all reasonable efforts to obtain a solution for this as soon as possible and as reasonably practical under the circumstances. Contractor will not be applied a penalty according to this Contract for not complying with the Critical Event Dates related to




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Provisional Acceptance of the Units in the means that such default is because
Commission does not receive the power generated from the Tests, unless this situation were caused by Contractor, and it will be understood that Contractor has complied with the Critical Event Dates to Provisional Acceptance of the Units.

         18.5 PERSONNEL. Contractor will provide all supervision and technical personnel, and hand labor to perform the Tests. During the Tests Contractor will employ Commission's maximum operations personnel available. This will apply in regard to all permanent equipment of the Station that will be activated by operators of that Station, which will be done under Contractor's responsibility until Provisional Acceptance is obtained. Commission will be entitled to obligate its technical and operating personnel to participate in performing the Tests.

         18.6 CONTRACTOR'S RESPONSIBILITY AND OBLIGATIONS. Since termination of the Tests according to the terms of the Contract and until the Project Completion Date, the Station must be operated under Contractor's responsibility and supervision according to Commission's requirements and operating manuals, and instructions issued by Contractor. Contractor will assume all responsibility over precision of




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instructions and directions which it issues during that period. During that period Commission will only be responsible for deceitful acts or serious faults by personnel provided by itself according to Clause 18.5 above.

         18.7 CHARGES ON DELAYS. If for reasons attributable to Contractor a Test is extended beyond the period theretofore established in the Execution Schedule, Commission will be entitled to charge Contractor for expenses in which it incurred and are reasonably proven for work and electricity, among others, supplied by Commission in connection with that Test, regardless of any other right or recourse derived from that situation in favor of Commission in virtue of this contract or the Applicable Laws.

         18.8 INTERRUPTIONS ATTRIBUTABLE TO CONTRACTOR. If a Test is interrupted for any reason attributable to Contractor, the Test will be initiated and developed from the start by Contractor immediately after the interruption, under the same terms and conditions as established in this Contract, and reasonable documented expenses and costs incurred by Commission in relation to the part of that Test repeated will be reimbursed to Commission by Contractor.

         18.9. OTHER INTERRUPTIONS. If any Test were interrupted for any reason attributable to Contractor, at its entire




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discretion Commission may ask Contractor either to (a) complete the rest of the
Test and when satisfactorily completed Contractor will be considered to have fulfilled its obligations in respect to the Test in question, or (b) reinitiate and develop the Test since the start, in which case Commission must reimburse to Contractor within five Days after the first Payment Date according to Clause 1.1, having previously received the corresponding invoice with the supporting documents, for the costs, including financial costs and reasonable and documented expenses incurred by Contractor in connection with the part of that Test that has been repeated.

         18.10 UNSATISFACTORY RESULTS. If during the Tests one of the Units were found to not comply with the Contract Specifications, without prejudice of its obligation to comply with the Execution Schedule, for its own expense Contractor will make all necessary adjustments and repairs in the Station and repeat the corresponding Tests immediately after making those adjustments and repairs. All costs and reasonable and duly documented expenses incurred by Commission in the repetition must be reimbursed to Commission by Contractor no later than the Schedule Completion Date.

         18.11    REJECTION OF THE WORKS. Commission will be




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entitled to reject any part of the Works that does not comply with the Contract
Specifications. If Contractor does not agree to the rejection, the parties will submit the dispute to an expert opinion issued according to Clause 31.2. If Contractor agrees to the rejection, or if according to Clause 31.2 the expert opinion by the Independent Expert determines the rejection was well-founded, Contractor will as soon as possible proceed to remove and withdraw such Works and all expenses and costs resulting from these operations will be for Contractor's account. If the Independent Expert determines the rejection was well-founded, Commission will then accept them according to the procedure established in Clause 19.1 If Contractor does not comply with the obligation, at its sole discretion Commission will be entitled to replace the Works rejected by itself or to trust a third party to execute them, and costs derived from the withdrawal or replacement must be reimbursed to Commission by Contractor when completed according to the corresponding Financial Expense Rate since the moment when disbursed. Until the new works have been installed or provided Commission will be entitled to withhold the rejected Works and to operate the Station, in which respect Contractor will not be entitled to any payment whatsoever on withholding or use of the Station.




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                                      113

         18.12 REPAIR OR REPLACEMENT OF THE WORKS. Every time Contractor must make any rectification, repair or replacement in the Works according to this Clause 18, it must immediately notify Commission in writing, indicating how it plans to develop them. Through joint agreement the parties will determine what Works must be developed to rectify any Faults as well as the manner of executing them, in the understanding that this will be performed based on the lowest total cost criteria considered by the parties. In case they do not reach an agreement, the parties will submit the dispute to the Independent Expert according to Clause 31.2. Contractor will cover all costs of rectifying, repairing or replacing the Works, as well as costs necessary to repair all other parts of the Works damaged by the corresponding rectifications, repairs or replacements.

         18.13 DAMAGE TO THE ENVIRONMENT. Except for any other damage arising from any act or omission by Commission, or any other of Commission's contractors, Contractor will be responsible for any damage caused to the environment derived from the Works and/or Tests and, according to Clause 23(a), must pay for any repair or restoration required by the Applicable Laws or the competent Mexican Government Authorities.



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                                      114

                                   CLAUSE 19.

                                   ACCEPTANCE

         19.1 PROVISIONAL ACCEPTANCE. Regarding any Unit, once (i) all the Works related with the subject Unit have been completed and the proper operation of its Main Equipment (except for the Works to be executed under Clause 21), according to the Contract's Specifications, including without limitation the Technical Tests and Support (other than those required by Clause 20.2) as well as the supply of the total of the Spare Parts; (ii) the Commission has received ten (10) printed copies and five (5) electronic copies on 3.5" magnetic discs or optical discs (CD-ROM) of the Final Book of Documents pertaining to said Unit, using a word processor compatible with the systems used by the Commission (IBM PC or 100% compatible equipment) using, for text, the MS Word for Windows package, version 6.0 or higher, for spreadsheets, the Excel 6.0 or higher package, for drawings Autocad 2000 or higher, and for images, any format compatible with the Windows 95 operative system, (iii) the Contractor has provided the documentation related with the financing sources according to Clause 10.5, and (iv) the Quality Warranty has been delivered and continues in force according to Clause 12; the Contractor shall deliver to the Commission a notice




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requesting that a certificate be issued that certifies the Provision Acceptance of the respective Unit ("Provisional Acceptance Certificate"). Within the fifteen (15) Days following reception of said notice, the Commission shall verify the due completion of the Works, and once the above has been done, the Commission shall prepare the release in terms of article 64 of the Law of Public Works and Services Related with Them, proceeding to issue the respective Provisional Acceptance Certificate within a term of 15 Days, unless within said period the Commission notifies the Contractor that it does not agree with the fulfillment of the conditions for its issuance. If the dispute has not been solved within an additional period of fourteen (14) Days from the Commission's notice, this shall be submitted to the Independent Expert for solution according to Clause 31.2. The Date of Provisional Acceptance of any Unit shall be (i) the date of issue of the respective Provisional Acceptance Certificate; (ii) in the case of a dispute in which the Independent Expert determines that the conditions for issuance of the Provisional Acceptance Certificate were fulfilled at the moment that the Contractor gave the notice to the Commission according to this Clause 19.1, the Provisional Acceptance shall be considered to have taken place fifteen Days after the date of reception of said notice




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                                      116

by the Commission; or (iii) to the effects of penalties against the Contractor for delay according to Clause 13.6, the Provisional Acceptance Date shall be considered to have taken place at the moment on which the Commission received the Contractor's notice requesting issuance of the Provisional Acceptance Certificate, provided that (a) the Commission had issued the Provisional Acceptance Certificate related with the respective Unit; or (b) the Commission had not issued the Provisional Acceptance Certificate of the subject Unit, within the term of fifteen Days established in this Clause and had not notified the Contractor that it disagreed with the fulfillment of the conditions for its issuance, within the term established in this same Clause. At the Date of Completion of the Project, the care, the Commercial Operation, the custody and the control of the Station, as well as the risk of loss of the same shall be transferred to the Commission, considering the provisions of clause 18.6 (in the understanding that any loss resulting from Faults or hidden flaws in the Works shall the Contractor's responsibility).

         19.2 NO RELEASE OF LIABILITY. In no event shall the Provisional Acceptance of a Unit release the Contractor from




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fulfillment of any of its obligations nor decrease its liability according to the terms of the present Contract.

         19.3 REMOVAL OF THE CONTRACTOR'S EQUIPMENT. From the Provisional Acceptance of the Last Unit and up to the Date of Completion of the Project, the Contractor shall withdraw and remove from the Site involved all of the Contractor's Equipment, excess material and wastes, and shall leave the work area clean and in adequate working conditions to the Commission's satisfaction, with the understanding that the Contractor shall be entitled to keep at the Site the Contractor's Equipment that it may require in order to fulfill its obligations during the Warranty Period applicable to the Units. If the Contractor defaults within said term without justification on making the removal or the equipment from the Site, the Commission may perform it by itself or through a third party, at the Contractor's expense or through execution of the Fulfillment Warranty of the Quality Warranty.

         19.4 MINOR FAULTS. To determine whether all the conditions necessary for issue of the Provisional Acceptance Certificate related with the Station have been satisfied, the parties are expected to identify faults in the Works executed regarding the Station. Minor faults shall be considered to be




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those that do not affect negatively the safety, reliability and operation of the
Station, which shall not need to be corrected as a condition for issuance of the respective Provisional Acceptance Certificate. However, the Contractor shall correct or complete said minor faults to the Commission's reasonable satisfaction as soon as possible, but in no case after forty five (45) Days following the respective Date of Provisional Acceptance. If the Contractor is unduly delayed in making the corrections to the minor faults, the Commission may make them by itself or through a third party, at the Contractor's expense or through execution of the Fulfillment Warranty or the Quality Warranty.

         19.5 UNSATISFACTORY PERFORMANCE. In the event that the Performance Tests evidence default on the Guaranteed Net Capacity, the Commission shall be entitled to charge to the Contractor, within the limits established in Clause 21.11, the contractual penalties that apply according to Annex 13. In the event that the deficiencies that may arise from the comparison of proven guaranteed values are such as to entitle the Commission, according to the provisions of Annex 13, to collect contractual penalties for a global amount equal to, or higher than five percent (5%) of the Contract Price. The Contractor shall have the obligation to make the necessary




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                                      119

adaptations and repairs to obtain Net Guaranteed Capacity according to the equation in subsection 2.2.10, section 2 of the Bidding Rules, no later than the Scheduled Project Completion Date, as long as this capacity is not obtained the payment of the remaining 40 % of lump-sum price part of the Contract shall not apply.

         In the event of not obtaining Net Guaranteed Capacity before the Scheduled Project Completion Date, the Commission shall proceed to adapt the Contract Price proportionally according to Performance Tests compared to power offered by Contractor for the Units. To determine the Contract Price to be paid, power calculated with measured values of the Units will be divided by power calculated with the values of Units offered by Contractor in its Bid, and this result will be multiplied by the Contract Price, in the understanding that this adjustment will not be considered a contract penalty.

         19.6 FINAL ACCEPTANCE. Regarding any Unit, the Commission shall issue in favor of the Contractor a certificate that establishes the Final Acceptance of said Unit (the "Final Acceptance Certificate"), when presentation by the Contractor to the Commission takes place of (a) the release in writing related with said Unit to which Clause 21.10 refers, (b) a certification that the payrolls, invoices




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                                      120

for Materials, for the Main Equipment and other debts related with the Works, that might be guaranteed by the Commission, have been paid or satisfied in any other way, (c) at the Commission's request, any other information that establishes the payment or satisfaction of the obligations, such as receipts, releases or cancellation of encumbrances derived from the Contract in the measure and form that the Commission may have stated, (d) evidence that the Contractor has made all the corrections or substitutions indicated by the Commission according to Clause 19.4 above, (e) evidence that the Warranty Period has ended, and that the Contractor has provided satisfactorily the Warranty of the subject Unit and (f) eight (8) printed copies and one electronic copy in CD-ROM format of the Station's Manual according to Annex 5. If, having satisfied the conditions established in this Clause, the Final Acceptance Certificate is not issued by the Commission without just cause within a term of [fifteen (15)] Days, the Contractor may demand in writing that it issue the Final Acceptance Certificate and if the Commission does not do so within the fifteen (15) Days following reception of said application, the Final Acceptance Certificate shall be understood to have been issued to all legal effects. In case a dispute arises, the provisions of Clause 31.2 shall apply.




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                                      121

                                   CLAUSE 20.

                         TECHNICAL SUPPORT AND TRAINING

         20.1 SUPPORT PRIOR TO PUTTING INTO SERVICE. Prior to practicing the Putting into Service Tests for each Unit, the Contractor shall provide, at its sole expense, in cooperation with the respective Subcontractors and Suppliers, training and qualification sessions to the employees or workers of the Commission, according to the terms of Annex 1 of this Contract.

         20.2 SUPPORT FROM THE PROVISIONAL ACCEPTANCE. When the Commission so requests, the Contractor shall provide at its sole expense, in cooperation with the respective Subcontractors and Suppliers, operational assistance to the Commission's employees and workers, at the Site or at the Commission's offices that this last may designate, during the Warranty Period applicable to the Station. The Commission may request the Contractor to expand the preceding terms, in the understanding that in this last case, the costs of additional operational assistance shall be assumed by the Commission. The operational assistance shall include among others the following activities: interpretation of manuals; technical assistance by specialized personnel to problems not contemplated or resolved by the operation manuals (in those




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cases where the personnel's physical presence is required, it shall be taken into consideration); providing the information necessary to solve operational problems not contained in manuals and according to the manner in which the installation was made.

                                   CLAUSE 21.

                         WARRANTIES AND WARRANTY PERIOD

         21.1 WARRANTY OF WORKS. The Contractor guarantees that the Works related with the Station and each of the Units, once the Provisional Acceptance has been obtained, shall comply strictly with the Contract's Specifications, and that they shall be fabricated and performed according to the Industry Standards in technically efficient and complete manner. Notwithstanding the formal reception of the Works, the Contractor shall continue obligated to answer for the Faults that might arise from them, for hidden flaws, and for any other liability in which it might have incurred, in the terms stated in the present Contract and in the Federal Civil Code.

         21.2 PERFORMANCE WARRANTIES. The Contractor guarantees that each Unit will succeed in complying with the Performance values. Default on any Performance Warranty shall entitle the Commission to collect the contractual penalties established




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                                      123

in Annex 13. While the Operation Warranties are in force, the Contractor may verify that the Station is operated by the Commission according to the Station's operation manual. If any abnormality is found in the Station's operation, it shall so report to the Commission, which shall correct said abnormality. In case of dispute, the provisions of Clause 31.2 will apply.

         21.3 ACCESS TO THE SITE. After the works related with the Station have been completed and once the Provisional Acceptance of the Units has been attained, the Commission shall allow to the Contractor all necessary access to the Site for the purpose of having the Contractor fulfill its obligations established by virtue of this Clause 21. The Contractor shall, with approval from the Commission (which may not be refused without just cause) remove from the Site any Material or Main Equipment that has a Fault, if the nature of the Fault is such that the repair cannot be made rapidly within the Site during the applicable Warranty Period. Subject to prior approval by the Contractor, which shall not be refused without just cause, the Commission shall have the right to repair at the Contractor's expense minor faults in the Works, through the respective discount against the Quality Warranty.




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         21.4     EXPANSION OF THE WARRANTY PERIOD. If any Unit cannot generate electric power partially or totally or cannot be used partially or totally due to a Fault or Malfunction, the Warranty Period for said Unit shall be expanded automatically, as many times as may be necessary, for a period equal to the time during which the Unit cannot be used by the Commission partially or totally or cannot generate electric power partially or totally. Besides, the proper operation of the Main Equipment or of the Materials that may have to be repaired or replaced during the Warranty Period, as well as its lack of Faults or Malfunctions, shall be guaranteed by the Contractor for the term of two (2) years and as many times as may be necessary, from the repair or replacement involved upon being free of Fault an/or Malfunctions. In this case, the Commission shall be entitled to ask the Contractor for a letter of credit for the amount of the equipment and materials for which the Warranty Period is expanded, thereby ensuring the fulfillment of the proper operation warranty and the absence of Faults and Malfunctions of the Main Equipment or of the Materials that may have to be repaired or replaced during the expanded Warranty Period.

         21.5 REPLACEMENT DURING THE WARRANTY PERIOD. The Contractor, after receiving a written notice from the




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Commission, at its sole expense and according to the Contract's Specifications, shall restore, fix or replace as soon as may be possible those parts of the Works related with the Unit that were determined as ineffective or defective during the respective Warranty Period. Within a term of not more than forty-eight (48) hours, the Contractor shall inform the Commission of the approximate time in which the repairs shall take place. During the period in which the Contractor is executing said additional Works, the Commission shall be entitled to retain and use the defective Works and to maintain the involved Unit into operation, in such measure that this results in a lower total cost. Besides, the Contractor shall, as soon as possible but in no case beyond the forty-five (45) Days following issuance of the respective Provisional Acceptance Certificate, correct any minor fault according to Clause 19.4.

         21.6 DEFAULT BY THE CONTRACTOR TO MAKE REPLACEMENTS. If the Contractor should fail to comply with its obligations according to Clause 21.5, then, besides any other right or remedy that the Commission may have, by virtue of this Contract or of the Applicable Laws, the Commission shall be entitled to execute the required Works or any part thereof by itself, or to entrust them to a third party and their cost




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shall be reimbursed to the Commission by the Contractor, or else, the Commission may execute the Quality Warranty or the Fulfillment Warranty, within the term to which clause 21.5 refers.

         21.7 WARRANTIES FROM THE SUBCONTRACTORS AND THE SUPPLIERS. Whenever possible, the Contractor shall obtain the warranties granted by the Subcontractors and Suppliers directly to the name of the Commission or ensure that said warranties may be assigned to the Commission after the Provisional Acceptance of the subject Unit. At the time of the any Unit's Final Acceptance, the Contractor shall assign to the Commission all the warranties that remain in force and that it was not possible to assign at the time of the Provisional Acceptance of the respective Unit.

         21.8 CLAIMS AGAINST SUBCONTRACTORS AND SUPPLIERS. During the Warranty Period the Contractor shall have the responsibility to file the necessary claims and to enforce the warranties of the Subcontractors and Suppliers, without prejudice to the provisions of Clause 21.7. The Commission shall enforce the warranties directly against the Contractor, and the Contractor shall be responsible for fulfillment of any warranty granted by it or by any Subcontractor or Supplier. In the event that a warranty from a Subcontractor




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or Supplier covers a matter not guaranteed by the Contractor or that exceeds the scope of what is guaranteed by the Contractor, the Contractor shall be responsible for collecting and enforcing said warranty against the Subcontractor or Supplier in benefit of the Commission. The Commission shall be responsible for filing the necessary claims and enforcing the warranties obtained exclusively to its name and that were assigned to it, so that the Commission will be the only one with legitimacy to enforce them.

         21.9 LIMITATIONS OF THE WARRANTIES. The Contractor shall not be liable for Faults or Malfunctions in the Station, the Works or the Materials that are caused by normal wear and tear, by inappropriate or inadequate operation or maintenance of the Station, by negligence or unauthorized alterations to the Works or to the Materials, except for works performed by the Commission or third parties according to Clause 21.6.

         21.10 RELEASE OF WARRANTIES. Within the five (5) Days following the end of the Warranty Period of any Unit, the Contractor and the Commission shall sign a written release that confirms that the pending obligations during the Warranty Period have been satisfied.

         21.11 MAXIMUM APPLICABLE LIMITS TO CONTRACTUAL PENALTIES. The contractual penalties that the Commission may




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impose upon the Contractor shall be subject to the following limits:

         (a) The maximum global amount of contractual penalties applicable for delays in the delivery of documents, drawings and other technical data mentioned in Annex 13, shall be equivalent to twenty five hundredths of one percent (0.25%) of the Price of the Contract.

         (b) The maximum global amount of contractual penalties applicable default on the Performance Warranties plus the penalty for less content of national integration shall be equivalent to five percent (5%) of the Price of the Contract.

         (c) The maximum global amount of contractual penalties applicable for delays in the Scheduled Dates of Provisional Acceptance, in the Critical Events Subject to Penalty and in part to Unit Prices shall equivalent to twelve and twenty five hundredth percent (12.25%) of the Price of the Contract.

         (d) Without prejudice to the provisions of items (a), (b), and (c) of this Clause 21.11, the maximum global amount of contractual penalties applicable for the sum of all the concepts shall be equivalent to fifteen percent (15%) of the Project's Total Cost.

         (e) The maximum global amount of contractual penalties applicable for default on supply of the Spare Parts according to Clauses 22.6 and 22.7, shall be equivalent to one hundred




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percent (100%) of the market value of the Spare Parts not supplied according to
Clauses 22.6 and 22.7 plus thirty-five percent (35 %) of the Commission's overhead, or the price offered by the Contractor, whichever is higher.

                                   CLAUSE 22.

     CONTRACTOR'S PERSONNEL AND EQUIPMENT AT THE SITE; SUPPLY OF SPARE PARTS

         22.1 EXPERIENCED PERSONNEL. In order to fulfill its obligations under the present Contract, the Contractor shall maintain in charge of the Works an adequate number of duly trained employees, whether they are professionals, technicians, supervisors or workers, who have had ample experience in works similar to those contemplated in the present Contract.

         22.2 SUTERM. In order to ensure compliance with clause 42 of the Collective Labor Contract between the Commission and the SUTERM, the Contractor shall use for positions that are not of confidence the services of personnel affiliated to the SUTERM for development of the Works. The labor relations between the Contractor and its workers affiliated to the SUTERM shall be governed by the collective labor contract that the Contractor enters into with the SUTERM before




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starting construction of the Station, in the contract form established to that effect in Annex 7.

         22.3 OTHER OBLIGATIONS OF THE CONTRACTOR. The Contractor shall: (a) take all the reasonable steps to prevent illegal, seditious or objectionable behavior by its personnel and by the personnel of the Subcontractors or Suppliers, in order to maintain discipline among them at the Site; (b) comply with all applicable Laws, including, by way of enunciation but not of limitation, those related with social security, labor matters, environment, health and civil protection; (c) ensure that each of its supervision employees cooperates fully with the Commission and with any third party involved in works at or near the Site and in the areas where the Works are taking place, in order to avoid difficulties and delays in the execution of the Works; and (d) inform the Commission immediately and in detail of any accident that may take place at the Site. Default on this Clause 22.3 shall result in the removal and replacement, by the Contractor, of the supervision personnel who may be at fault (by supervision personnel of equal level and technical experience) within the seven (7) Days following that of reception of any written request sent by the Commission. Especially, without limiting the generality of the above, the Contractor shall remove and




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                                      131

replace immediately any supervision employee regarding whom the Commission has informed the Contractor that he is endangering the progress of the Works due to lack of experience, cooperation, incompetence or misbehavior.

         22.4 CONTRACTOR'S EQUIPMENT. All the Contractor's Equipment shall be adequate for effective and safe execution of the Works and shall be subject to periodic inspections by the Contractor. The Commission shall have the right to verify at any moment the condition of the Contractor's Equipment. Any Contractor's Equipment that turns out to be inadequate or hazardous shall be removed and replaced or repaired by the Contractor expeditiously, without causing delays to the development of the Works. All the Contractor's Equipment when transferred to the Site must be used exclusively for execution of the Works.

         22.5 SPARE PARTS DELIVERY CONDITIONS. The Spare Parts, including replacement of those used during the putting into service phase shall be delivered in adequate conditions for their storage at the latest 30 Days before the Date of Provisional Acceptance of the Unit involved to be delivered according to the Execution Schedule. The delivery must be made at the storerooms situated at the Site that the Commission will designate in writing to that effect, which




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designation shall be made in proper time to allow the Contractor to make the necessary arrangements for transportation of the Spare Parts. All the delivery expenses shall be at the Contractor's expense.

         22.6 ACCEPTANCE. Within the two (2) Days following the Day on which the Spare Parts are delivered at the place or places that the Commission designated to the Contractor for their delivery, the Commission shall start their inspection, being entitled to reject those that should not be delivered or those that do not fulfill the respective technical specifications or the covenant in Clause 22.7. The inspection may not take more than five (5) Days computed from its start. The inspection having been completed, the Commission shall draw up an inventory of the Spare Parts accepted by it, and on basis thereof shall require the Contractor to deliver within a term of thirty (30) Days to the Commission those Spare Parts that had not been supplied to the Commission and that the Commission had requested of it, and to replace those Spare Parts that did not satisfy the respective technical specifications or the covenant in Clause 22.7. In case of default by the Contractor to supply to the Commission the Spare Parts to the Commission according to this Clause 22.6, the Commission shall charge the Contractor for each Week of




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delay from the expiration of the said term of thirty (30) Days, the amounts stipulated in Section 8 of the Bidding Bases, the Contractor being obligated to pay them. Any dispute regarding the inventory drawn up by the Commission shall be resolved according to Clause 31.2. In the event that the Commission does not start of finish the inspection to which this Clause refers within the terms established here, for causes imputable to it, the total of the Spare Parts listed in the notice from the Commission shall be deemed as received by the Commission.

         22.7 QUALITY OF THE SPARE PARTS. The Spare Parts shall be new, and be in good condition at the time of delivery, and shall comply with the specifications established in Annex 2.

                                   CLAUSE 23.

                                    INDEMNITY

         The Contractor shall indemnify and hold harmless the Commission and its employees, counselors, agents, successors and assignees (and said obligation shall remain in force even after the termination of the present Contract) against any and all actions, complaints, suits, claims, losses, costs, damages, trials, proceedings, taxes or expenses, including reasonable and documented lawyer's fees and judicial costs,




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                                      134

that may arise or be related to any of the following presumptions:




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                                      135

         (a) any damage or injury to any Person (including without limitation the Commission) or to any property (excepting the Works) that may arise as result of execution of the Works, including, by way of enunciation but not of limitation, those derived from Faults in the Works, with the understanding that the Contractor's liability according to this item (a) shall be, except for grave negligence or deceitful behavior, limited to the amounts of the insurance that the Contractor must maintain according to Clause 24.2;

         (b) any injury (other than that which may be imputable to the Commission, to its agents or employees), undergone by the employees, agents, guests or licensees of the Contractor or of any Subcontractor or Supplier, in the understanding that the liability of the Contractor according to this item
(b) shall be, except for gross negligence of deceitful behavior, limited to the amounts of the insurance that the Contractor must maintain according to Clause 24.2;

         (c) Any infringement of any patent, license, trademark or other protected rights used in relation with the construction, ownership or operation of the Power Plant or Units;

         (d) any infringement of any provision of the Applicable Laws by the Contractor or any Subcontractor, Supplier or Participant;




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                                      136

         (e) Any claim by any employee of the Contractor or of any Subcontractor or Supplier based on the Laws in labor or social security matters;

         (f) any claim for damages to highways, roads, bridges or any other transportation route or facilities, caused during the transportation of the personnel and of Materials or Main Equipment to the Site; and

         (g) any claim derived from unethical trade practices by the Contractor or any Subcontractor or Supplier.

                                   CLAUSE 24.

                                    INSURANCE




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                                      137

         24.1     INSURANCE AGAINST ALL RISKS.

         (a) The Contractor shall make, at its own expense and before starting the activities related with the Works, a risk study, which shall indicate the probable and possible maximum losses for each of the risks to which the assets are exposed and liabilities, during the period during which they are under the Contractor's responsibility according to which is stated in the present Contract. The results that arise from said studies shall serve as basis for the preparation of each of the policies, as well as the amounts to be established as insured sums.

         (b) The Contractor shall obtain, at its own expense and before starting the activities related with the Works, an integral insurance policy against all risks, according to the results obtained in the risk study, covering at least (i) risks of physical damages, including the risk of terrorism, caused to the Works, to the Materials and to the Main Equipment, (ii) loss of profit due to delay in the start of operation, (iii) risks derived from the assembly of machinery (including during the Tests period), (iv) transportation risks of the Materials and the Main Equipment to the Site, (v) risks derived from the warranties mentioned in Clause 21 covering the damages that may be caused by reason of, or




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                                      138

during the execution of the works, repairs or replacements that the Contractor may carry out in fulfillment thereof, and (vi) risks derived from all the events of Act of God or Force Majeure that constitute insurable risks. This policy shall have characteristics equivalent to similar policies offered at international level for this type of projects and shall be kept in full force and effect by the Contractor until the Date of Completion of the Project, except for the coverage required in sub-item (v) above, which must remain in full force and effect until the end of the Warranty Period for the Station. All the benefits collected by virtue of said insurance policy against all risks must be used to rebuild or repair the Works.

         (c) The minimum limit of liability contracted for under the Contractor's integral insurance policy against all risks must be equal to the highest possible loss obtained in the risks study.

         (d) The minimum limit of liability contracted for by the Contractor required in Clause 24.1 (c), shall be revised every two and a half years by means of the update of the risks study made by order and at the expense of the Contractor and, as the case may be, the contracted minimum limit of liability shall be amended.



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                                       139

         24.2     CIVIL LIABILITY INSURANCE.

         (a) The Contractor shall obtain, at its sole expense and before starting the activities related with the Works, one or more insurance policies to cover the civil liability of the Contractor and of the Subcontractors and Suppliers regarding damage, loss, consequential damage or injury to third parties and/or to assets that are not part of the Works or of the Contractor's Equipment, that may occur due to execution of the Works or to execution of the warranties set forth in Clause 21. Additionally, the coverage shall take into consideration the civil liability for pollution and for the damages that might be caused to the environment. The respective policy or policies must specify clearly that the Commission and its employees, as well as the employees of the Contractor, of the Subcontractors and of the Suppliers, shall be deemed as third parties regarding any activity by the Contractor or the Subcontractors and Suppliers. Each of the respective insurance policies must have characteristics equivalent to similar insurance policies offered at international level for this type of projects, and must be kept in full force and effect by the Contractor until the end of the Warranty Period of the Final Unit.




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                                       140

         (b) The contracted limit of liability under the civil liability policy shall be, at least, one hundred million Dollars (US $100'000,000.00). The above-mentioned amount might be reduced, provided that the insured sum matches a risk study made at the Contractor's expense, wherein the maximum possible loss for civil liability is stated. The policies shall state the Commission as a third party in case of damage or consequential damage.

         (c) The minimum limit of liability contracted for by the Contractor required in Clause 24.2(b), shall be revised every two and a half years by means of the update of the risks study made by order and at the expense of the Contractor and, as the case may be, the contracted minimum limit of liability shall be amended.

         24.3 WAIVER OF SUBROGATION. All the policies obtained and maintained by the Contractor according to the present Contract shall include the waiver of the insurers to all subrogation rights against the Commission and all its assignees, affiliates, attorneys-in-fact, public servers, directors, employees, insurers or issuers of policies for all the rights and claims of the insurers to an indemnity, compensation or counterclaim, through an endorsement or in




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any other manner, related with any type of liability of any of the insured persons to which this Clause 24.3 refers.

         24.4 INSURED PARTIES. The term "insured party" shall be interpreted in all the insurance policies required by this Clause 24 as in reference to the Contractor. The Subcontractors and Suppliers may be included within the Contractor's policy, if this last so states, otherwise, the Subcontractors and Suppliers shall contract for independent policies as stated in Clause 24.10.

         24.5 BENEFICIARIES. The Commission shall be named as preferential beneficiary in all the insurance policies required in this Clause 24.

         24.6 INSURERS. Each insurance policy must be issued by an insurance company registered at the National Commission of Insurance and Bonds and that is authorized to operate in the insurance branch or branches required according to the present Contract. The insurance company must be reinsured with reinsurance companies that comply with a classification for "A+" leaders and for the other participants with a classification of at least "BBB" according to the standards of the qualifying agency Standard & Poor's or their equivalent at the qualifying agencies A.M. Best; Moody's; and




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                                       142

Duff and Phelps, and be registered at the National Commission of Insurance and Bonds.

         24.7 NOTICES. Each insurance policy shall require that the Contractor notify the Commission in writing of (i) the execution of the respective insurance contracts, within the thirty (30) Days following its execution, (ii) the release of the validity of the policy or the performance of changes to it, at least thirty (30) Days in advance, (iii) that it has paid the respective premium for the insurances established in Clause 24, in the understanding that together with the notice, the certified copies of the payment vouchers shall be sent or a certified letter from the insurance company stating that the policies are in force to all effects and that the respective premiums are paid, and (iv) any other matter or problem that may affect the aforesaid insurance policies in any manner.

         The Contractor shall give immediate notice to the Commission of the occurrence of any of the following facts: (i) any loss covered by any policy required by this Clause 24, (ii) any dispute with an insurer, (iii) the cancellation or premature termination of any policy, (iv) lack of payment of any premium, (v) suspension of the validity, for any reason, of any policy required in this Clause 24, and (vi)




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                                       143

any change to any coverage of the insurances contracted for by the Contractor.

         24.8 CERTIFICATIONS. The Commission may verify at any time that the Contractor maintains the insurances that it is required to maintain according to the present Contract, and the Contractor, at request in this regard, must provide adequate evidence to verify that said insurances are in full force, including without limitation, the insurance policies, the receipts that evidence payment of the premiums and the certified documentation regarding the terms and coverages of the policies. Besides, within the thirty (30) Days following the moment at which each policy required in this Clause 24 must be obtained, and on each subsequent anniversary to such date, the Contractor shall provide to the Commission a certificate issued by its insurers and reinsurers in which these confirm the following: (a) the name of the insurance company that issued each policy, (b) the scope, coverage, deductibles, exclusions, limit and day of expiration of each policy, (c) that each policy is in full force and effect on the date of certification, (d) that the Contractor has made all the respective premium payments, and (e) that the Commission and all its assignees have been named as preferential beneficiaries in each policy.




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                                       144

         24.9 DURATION OF THE POLICIES. All the policies required by this Clause 24 must be in force until the Date of Completion of the Project under the terms of Clause 18.6 of the present Contract, and must be renewed at least each year or whenever necessary. In the event that the Contractor does not obtain or does not renew any policy at term, the Commission shall have the option to (a) exercise the Performance Warranty in order to pay the renewal costs of said policies on behalf of the Contractor, or (b) rescind the Contract by reason of the Contractor's Event of Default described in Clause 26.1(g)having taken place.

         24.10 PAYMENT CURRENCY. The premiums for all the insurance to be maintained according to this Clause 24 shall be paid by the Contractor to the insurers. The amounts of the premiums as well as the benefits to be collected for the policies required in this Clause 24 shall be stated and payable in Dollars, or at the exchange rate established by the Banco de Mexico, as of the day on which the payment was actually paid, at the Commission's choice.

         24.11 INSURANCES OF CONTRACTORS AND SUPPLIERS. The Contractor shall make sure that all the Subcontractors and Suppliers, at all times during the period in which they participate in the performance of works or provision of




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                                       145

services related with the Hydroelectric Development, provide and maintain in full force and effect insurance policies equivalent to those established in Clause 24.1 Civil Works in Construction Insurance and 24.2 Civil Liability Insurance, according to the specific responsibilities for performance of the works. Said policies shall cover the risks of physical damages to Materials and Main Equipment, including catastrophic, as well as civil liability toward third parties, including the Commission and the Subcontractors and Suppliers, as well as their employees.

         24.12 ADDITIONAL TERMS AND CONDITIONS. All the insurance policies required by this Clause 24 must stipulate that they may not be amended (including any reduction to the limits, to the effective coverage or increases of deductibles) without prior written authorization by the Commission. Besides, all the insurance policies must specify that they are primary and not additional or in contribution to any other insurance.

         24.13 CLAIMS. A representative of the Contractor must be present at the Site during unloading of the Materials and Main Equipment and shall give notice to the insurance company regarding any damage or loss thereof and shall determine the remedies against said accidents. The Contractor shall have the responsibility for presenting in timely manner and duly




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                                       146

founded and documented, any claim related with any of the insurances that it has the obligation to obtain according to this Clause 24.

         24.14 NO RELEASE FROM CONTRACT OBLIGATIONS. The fact that the insurance policies called for by virtue of the present Contract were obtained shall not be understood as a release, total or partial, of any of the Contractor's obligations and responsibilities toward the Commission by virtue of the Contract, nor shall it be understood to be considered that said policies are adequate to indemnify the Commission against said risk. Therefore, the Contractor shall have the responsibility to obtain, at its own expense, additional policies or other policies that it may deem necessary or prudent for its protection and that of the subject of the Contract, in addition to having to obtain at its sole expense additional policies whenever the Commission, duly founded and motivated, determines their applicability in commercially acceptable terms.

         24.15 GENERAL PROVISION. The risks, obligations and responsibilities provided against the Contractor in this Contract, are independent of contracting for the insurances to which this Clause refers and, consequently, the amount of the obligations and responsibilities derived from the




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                                       147

assumption of such risks may not be reduced, in the measure of said insurances, due to lack of contracting or sufficient coverage thereof or to lack of payment to the insurers, in prejudice to the Commission or to third parties. The Contractor, therefore, may negotiate at its own expense and risk the deductibles it deems suitable in the policies required in this Clause 24, but at all times it shall be obligated by the total coverage required.

                                   CLAUSE 25.

                                      TAXES

         The Contractor shall assume and withhold or pay all the Taxes existing or that might take force, caused by the Contractor or its employees related with the execution of the performance of the Contract, including, without limitation, the following:

         (a) Taxes and Charges on wages and salaries and any other payment made to the personnel and all the applicable contributions to social security and labor charges; and

         (b) Import Duties and Taxes that might be caused by the importation of Materials or Main Equipment into Mexico. The Commission and the Contractor accept to recognize to one another the increases or decreases in import duties and taxes, corresponding to the assets stated in the Proposal as




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                                       148

of foreign origin, from the date of its presentation. Said recognition shall apply when the variations actually occur and shall refer exclusively to the direct cost derived from said increase or decrease and no additional charge may be included therein for indirect or financing costs.

         Variations in these items must be evidenced with (i) reasonable documentation to the other party's satisfaction and (ii) an opinion issued by the external auditors of the party that asserts said variation. The increase or decrease shall be paid or discounted, as the case may be, from the Contract Price or the Termination Value.

                                   CLAUSE 26.

                           RESCISSION OF THE CONTRACT

         26.1 EVENTS OF DEFAULT BY THE CONTRACTOR. The occurrence of any of the cases described as follows before the Date of Completion of the Project, unless it arises from the occurrence of an Act of God or Force Majeure or of an Event of Default by the Commission, shall constitute an Event of Default by the
Contractor:

         (a) if the Contractor ceases or abandons the development or construction of the Station for a period of more than thirty (30) Days, unless it is due to an order or instruction given by the Commission;




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                                       149

         (b) if the Contractor defaults on the obligation stipulated in Clause 12 on the grant and maintenance of the Performance Warranty and the Quality Warranty for the amounts and in the terms established in Clause 12;

         (c) if the Contractor does not attain any Critical Event within a term of ninety (90) Days computed from the respective Date of Critical Event;




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                                       150

         (d) if at any time, the Contractor is declared in mercantile bankruptcy or in state of insolvency or requests or accepts the appointment of a controller, receiver or trustee, or should any of these be appointed or take possession of the Contractor or of the whole or a substantial part of its liabilities and assets; if the Contractor or the total or a substantial part of its properties, assets or income become subject to a mercantile bankruptcy proceeding, payments suspension, dissolution or liquidation; or if the Contractor makes or executes a general assignment or an agreement in benefit of its creditors or threatens in writing to suspend its operations or any substantial part thereof; or should take any action or any event should occur that, by virtue of the Law applicable to the Contractor, should have a substantially similar effect to any of the above presumptions;

         (e) if at any time a change arises in the corporate capital stock's structure or in the corporate control of the Contractor that was constituted as a corporation with a specific purpose in terms of the Bidding Bases, without prior and written consent from the Commission (which shall not be refused without just cause); or if the company mentioned in the Technical Proposal as that which satisfies the requisites of experience according to the Bidding Bases ceases to act as




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                                       151

the Project's global administrator behalf of the Contractor and to have the capacity to obligate the Contractor in its dealings with the Commission;

         (f) if any declaration or warranty made by the Contractor in Clause 3.2: (i) turns out to be false or inaccurate in any substantial aspect on the date of signature of the present Contract, (ii) if it is capable of being remedied and continues to be false or inaccurate for a period of thirty (30) consecutive Days from the notice given by the Commission to the Contractor thereon, and (iii) at the time that it is proven to have been false or inaccurate it is significantly harmful to the interests of the Commission under the present Contract;

         (g) if the Contractor does not obtain or does not maintain in force the insurance coverages to which it is obligated under Clause 24;

         (h) if the Contractor does not abide by the determination of the Independent Expert according to the stipulations of Clause 31.2;

         (i) if the Contractor refuses to enter into the agreement for additional works according to Clause 9.3;

         (j) if the Contractor does not obtain any Permit under its care from any Government Authority within the ninety (90) Days following that on which it had the obligation to obtain




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said Permit, if said situation causes a significant delay in the progress of the
Works;

         (k) if the Contractor does not execute the Works according to the stipulations of this Contract or without just cause fails to abide by the orders given by the Supervision Resident or by the Specific Work Supervision Residents;

         (l) if the Contractor, for causes imputable to it, does not start the works subject matter of the Contract within the 15 Days following the agreed date without just cause, according to the Law of Public Works and Services Related with Them and its Regulations;

         (m) if the Contractor does not provide to the Commission and to the agencies that are empowered to intervene, the necessary facilities and data for inspection, monitoring and supervision of the Materials and tasks used and executed at the Works;

         (n) if it subcontracts parts of the Works subject matter of the Contract, without having the Commission's written organization;

         (o) if the Contractor assigns the collection rights derived from the Contract, without having written authorization from the Commission, without prejudice to the provisions of Clause 30.1 of this Contract; or




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         (p)      if the Contractor defaults on another substantial obligation under the present Contract, and said default continues for a period of 30 Days computed from reception of the notice given by the Commission to the Contractor regarding said default.

         26.2 EVENTS OF DEFAULT BY THE COMMISSION. The occurrence of any of the cases described as follows before the Date of Completion of the Project, unless it results from the occurrence of an Act of God or Force Majeure or of an Event of Default by the Contractor, shall constitute an Event of Default by the
Commission:

         (a) if any declaration or warranty made by the Commission in Clause 3.1: (i) turns out to be false or inaccurate in any substantial aspect on the date of signature of the present Contract, (ii) if being capable of being remedied, it continues to be false or inaccurate for a period of thirty (30) Days from the notice given by the Contractor to the Commission on the subject, and (iii) at the moment in which it proves to have been false or inaccurate, it is significantly harmful to the interest of the Contractor under the present Contract;

         (b) if the Commission defaults on its obligation to pay to the Contractor any part of the Contract Price and this




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                                       154

default is not corrected within a term of five (5) Banking Days computed from a written communication by the Contractor having been delivered to the Commission regarding said default;

         (c) if the Commission is declared in mercantile bankruptcy or in state of insolvency or if it requests or accepts the imposition of a controller, receiver or trustee, or should any of these be appointed or take possession of the Commission or of the total or a substantial part of its liabilities and assets; if the Commission or the total or a substantial part of its properties, assets or income become subject to a mercantile bankruptcy proceeding, payments suspension, dissolution or liquidation; or if the Commission makes or executes a general assignment or an agreement in benefit of its creditors or threatens in writing to suspend its operations or any substantial part thereof, unless (i) the above is for the purpose of submitting to a merger or consolidation and said merger or consideration actually takes place, in which case the provisions of Clause 26.2(d) shall apply, and (ii) in the case of insolvency, suspension of payment, mercantile bankruptcy, liquidation or dissolution, the Federal Government or an SNC (national credit corporation) assumes or guarantees formally and in writing




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                                       155

all the obligations of the Commission under the present Contract;

         (d) if the Commission consolidates or merges with another Person or undergoes a split or fails to perform all or a substantial part of its current activities or, directly or indirectly (voluntarily or involuntarily) sells or transfers in a single transaction or in a number of them, a significant part of its assets, unless the following conditions are fulfilled:

         (i) that the Federal Government or any SNC assumes or guarantees, in writing, all the obligations of the Commission by virtue of the present Contract;

         (ii) that in the event that the Commission retains its obligations by virtue of the present Contract, (x) the Commission continues to be a decentralized public organism, owned or controlled by the Federal Government and
(y) at the time of said operation and after it takes place, the capacity of the Commission to comply with its obligations established in the present Contract are not affected substantially;

         (iii) that in case the surviving entity, the split entity, the entity that results from the consolidation or merger or the entity to which a substantial part of the assets of the Commission is sold, assigned or leased (as the case may be) is the entity that acquires the rights and




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                                       156

obligations of the Commission by virtue of the present Contract, (x) such entity is an entity organized and existing under the laws of Mexico and is a decentralized public organism, fully owned by the Federal Government or an entity controlled by the Federal Government, (y) such entity assumes, formally and in writing, each and every one of the rights and obligations of the Commission by virtue of this Contract and (z) (A) at the time of such operation and after having put it into effect, the financial situation of such entity is sufficiently sound as to foresee reasonably that it will be able to fulfill the obligations of the Commission according to this Contract, or (B) the Commission (provided that it continues to be a decentralized public organism fully owned or controlled by the Federal Government, and its capacity to fulfill the obligations against it established in the present Contract is not substantially affected) guarantees, formally and in writing, all the obligations of said entity by virtue of the present Contract;

         (iv) that in case that the Commission is split or reorganized in two or more entities, (x) each of said entities shall be an entity organized and existing under the laws of Mexico and is a decentralized public organism fully owned by the Federal Government or an entity controlled by the Federal Government, (y) each of said entities assumes or




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                                       157

guarantees jointly and in writing, all the obligations of the Commission by virtue of the present Contract, and (z) each of said entities and each of the parties executes amendments or supplements to the present Contract that are reasonably required by the Contractor, to reflect said division or reorganization of the Commission, and/or said assumption or warranty; and

         (v) that immediately after performing said operation, no Event of Default by the Commission takes place or continues, with the understanding that any obligation that continues to be an obligation of the Commission or of another entity as result of such operation shall be considered as if the Commission or said entity, as the case may be, had contracted it at the time of such operation;

         (e) if the Commission ceases to be a decentralized public organism owned or controlled by the Federal Government, unless such cessation is related with an operation allowed under Clause 26.2(d)(iii) and the conditions contemplated therein are complied with; or if the Congress of Mexico or any other Government Authority executes any action or procedure for liquidation or suspension of operations of the Commission, unless in this case the Federal Government or any SNC assumes or guarantees in writing the obligations of the Commission by virtue of this Contract;




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                                       158

         (f) if the Commission does not abide by the determination of the Independent Expert according to the provisions of Clause 31.2; or

         (g) if the Commission defaults on any other substantial obligation under the present Contract, and said default continues for a period of thirty
(30) Days computed from reception of the notice given by the Contractor to the Commission regarding such default; with the understanding that the Event of Default by the Commission does not include the delay in obtaining the Permits to be obtained by the Commission according to Annex 9, which event shall be subject to Clause 26.5.

         26.3 NOTICE OF POTENTIAL EVENTS OF DEFAULT. The Contractor as well as the Commission shall give notice to the other party, as soon as possible, from the time of having knowledge of an Event of Default or an event that might, unless for lack of notice or lack of expiration of a certain term, or both, constitute an Event of Default. Said notice shall describe in detail the circumstances of the subject event and specify the actions that the party that gives the notice will take to remedy said event.

         26.4     RIGHT OF RESCISSION.




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                                       159

         (a) If an Event of Default by the Contractor takes place, the Commission shall have the right to rescind the present Contract administratively according to articles 61, 62 y 63 and others related from the Law of Public Works and Services Related with Them and its Regulations, through delivery to the Contractor of a notice of said rescission and exhausting the procedure established therein.

         The Commission may rescind administrative at any time this Contract for causes imputable to the Contractor, in which case the Commission shall so advise the Contractor in timely manner.

         When the Commission determines the rescind the Contract, said rescission shall be fully legal and without need for a judicial resolution, sufficing for this that the procedure stated in the following paragraph is complied with.

         When the Contractor incurs into an Event of Default by the Contractor in terms of Clause 26.1 of the present Contract, the Commission may rescind the Contract by informing the Contractor of it in verifiable form and in writing, so that this last, within the term of 15 (fifteen) business days computed from the date on which it receives the notice of rescission, may state what may be suitable to its right, in which case the Commission shall resolve as proper within the term of 15 (fifteen) business days following the




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                                       160

date on which it received the answering letter of the Contractor, that is, that it may demand of it the fulfillment of the Contract and payment of the penalties agreed therein, as the case may be; or else, to give it notice in verifiable manner of its decision to rescind the Contract administratively.

         In the cases of rescission provided for in this clause, the Commission and the Contractor agree that the first named will proceed to execute the warranties and will abstain from paying the amounts resulting from performed works not yet paid, until the respective release is granted, which must be done within the 30 (thirty) Days following the date of notice of the rescission, which release shall provide for the over cost of works yet not performed, as well as what regards the recovery of the Materials and Equipment that, as the case may be, were turned over to the Contractor.

         (b) If an Event of Default by the Commission takes place and the Contractor wishes to rescind the Contract entirely, it shall remedy to the arbitration procedure to obtain the respective resolution, as provided for in Clause 31.3.

         (c) In case of any rescission of this Contract according to Clause 26.4(a) the Commission shall pay to the Contractor the applicable Termination Value on the date that




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                                       161

takes place 30 (thirty) Days after the date of notice of the rescission. In case of any rescission of this Contract according to Clause 26.4(b), the Commission shall pay to the Contractor the applicable Termination Value on the date that takes place 30 (thirty) Days after the date of notice of the arbitration award, without prejudice to abiding, in any case, to the provisions of said award. Once the start of the rescission procedure is informed by the Commission, this last will take immediate possession of the Works to take them over and a detailed minute shall be drawn up, with or without appearance by the Contractor, of the status held by the works in the presence of a attesting official. The Contractor shall have the obligation to return to the Commission, within a term of ten calendar days, computed from the start of the respective procedure, all the documentation that this last may have provided to it for performance of the works. Ownership and the risk of loss of the Works shall be transferred to the Commission, once it has paid to the Contractor the Termination Value, with the understanding that the Contractor shall take all steps and execute all necessary actions to transfer the Works to the Commission free of encumbrances and without limitation of domain.

         In all the cases mentioned in this Clause the terms of articles 61, 62 and 63 of the Law of Public Works and




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                                       162

Services Related with Them and articles 124 through 139 of its Regulations shall apply.

         26.5 TERMINATION IN CASE OF DELAY IN THE SCHEDULED DATE OF COMPLETION OF THE PROJECT. In the event that the originally agreed upon Scheduled Date of Completion of the Project is delayed for a period of sixty
(60) Days (either consecutive or cumulative) due to Governmental Force Majeure or to the presumptions contemplated in Clause 13.3(b), the present Contract shall be terminated automatically regarding the affected Work on the date that takes place thirty (30) Days after expiration of said period of sixty (60) Days, unless within said period of thirty (30) Days the parties come to an agreement in writing on terms and conditions that will compensate the Contractor reasonably for the expenses related directly with the Works, reasonable and documented in which the Contractor may incur (which shall include the service of the Contractor's Debt related with the Financial Agreements and any similar financing provided by any of the Participants or any of their Affiliates) as result of any delay additional to the sixty (60) Days caused by the reasons stated in this Clause. Should the present Contract be terminated according to this Clause 26.5, the Commission




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shall pay to the Contractor the applicable Termination Value within the 30 Days following the date of termination.

         26.6 NON-INTERRUPTION OF CONSTRUCTION DURING THE SANITATION PERIODS. In the case that an event takes place of those to which Clause 26.2 refers, the Contractor shall continue with the construction of the Works until the sanitation period has expired under the terms and conditions of the present Contract.

                                   CLAUSE 27.

                   ACT OF GOD OR FORCE MAJEURE AND SUSPENSIONS

         27.1 RELEASE OF LIABILITY. Except as expressly provided in the present Contract, neither party shall be liable for damages, claims or demands of any nature derived from delays or defaults on their obligations by virtue of the present Contract when said delay or default is imputable to Act of God or Force Majeure; with the understanding that the party that invokes Act of God or Force Majeure must have given two written notices to the other party (i) the first, within the seven (7) Days following the date on which the invoking party becomes aware or should have become aware of the occurrence of said event, specifying the details and the approximate time of duration thereof and (ii) the second, once said party ceases to be prevented from performing its obligations under



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                                      164

the present Contract as result of an Act of God or Force Majeure.

         27.2 BURDEN OF PROOF. In the event that a party does not acknowledge the occurrence of an Act of God or Force Majeure, the party that claims said occurrence shall have the burden of proof. In case of strikes or other labor disturbances, the party that adduces that said strike or labor disturbance is due to default on a labor contract by the affected party shall have the burden of proof.

         27.3 SPECIFIC ACT OF GOD OR FORCE MAJEURE. Exclusively, when an Act of God or Force Majeure takes place, existing of hydro meteorological events (excessive generalized rain or generalized anticipation of rain) that have as consequence that the Contractor (i) cannot divert the river before November 30, 2003 or (ii) cannot make the Final Closing before July 1st, 2006, and that take place curing the thirty Days preceding the dates mentioned in items (i) and (ii) above, the Contractor, besides complying with the obligations provided in clauses 27.1 and 27.2, must agree with the Commission which are the affected Works and the measures to secure them, as well as the actions that the Contractor must consider as regards its personnel, machinery and construction equipment related with the affected Works and the adjustments




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                                      165

that, tentatively, will have to be made to the Execution Schedule, once the Act of God or Force Majeure comes to an end, drawing up to that effect a minute that shall be signed by both parties.

         The Dates of affected Critical Events shall be extended in equal proportion to the period that comprises the Act of God or of Force Majeure describe above and its effects, without this signifying to amend the originally agreed Execution Term. The formalization of said extension shall be made through an agreement.

         Once the works are resumed, the Contractor may request, only, the payment of: (i) rehabilitation or replacement of the damaged or destroyed Works, in case these exist; (ii) the non recoverable expenses that are generated during the suspension of the affected Works, limited to the payroll or watchmen and conservation and vigilance personnel of the affected Works, assigned during the suspension, the costs of work management as to fees, wages and fringe benefits of the strictly necessary technical and management personnel and who have a specific function during the suspension; the strictly necessary labor and that has a specific function during the suspension and who has not been transferred to another work front; and (iii) the reasonable, documented and directly related with the affected Works financial expenses during the




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                                      166

period of the suspension, in terms of the provisions of article 119 of the Regulations to the Law of Public Works and Services Related to Them. The respective payments shall be agreed upon in an agreement entered into subject to article 59 of the Law of Public Works and Services Related with Them.

         27.4 RIGHT OF TERMINATION BY ACT OF GOD OR FORCE MAJEURE. When by an Act of God or Force Majeure, except as provided in Clause 27.3 and 27.5, continuation of the works becomes impossible for a period that delays the Scheduled Date of Completion of the Project by more than 180 consecutive Days or 270 cumulative Days, the Contractor may choose not to execute them. In this instance, if the option is for early termination of the Contract, it shall so request the Commission, which will determine as applicable within the fifteen Days following presentation of the respective document, which determination it may not refuse without just cause, but if the Commission does not answer within said term, the Contractor's request shall be deemed as accepted. In case of refusal, it shall be necessary for the Contractor to obtain the respective declaration according to the procedure provided in Clause 31.3. In the event that the present Contract is terminated according to this Clause 27.4,




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the Commission shall pay to the Contractor the applicable Termination Value.

         ACT OF GOD OR OF FORCE MAJEURE BECAUSE OF VARIATIONS IN FINANCIAL COSTS. Notwithstanding the express provisions of this Contract, if during fifteen (15) consecutive days within the last thirty (30) days of the term between the date when the Bid was presented and day 18 after such date, the Current Margin is above or below the Original Margin by more than 150 basic points, both Contractor and Commission will be entitled to argue that an act of God or of force majeure has occurred, and the corresponding notice must be issued to the other Party within the first seven (7) days after such event occurs, and consequently, the Contract may be terminated free of any responsibility whatsoever for the Parties and without the periods referred to in clause 27.4 having to pass. The Party requesting termination of the Contract according to this Clause 27.5 must present to the other party the documents grounds of the request for termination within the first fifteen (15) days after the request for termination is received, in order that within the first fifteen
(15) days after such date the latter may manifest its written acceptance or rejection; if an answer is not received within aforementioned term, the request will be considered accepted




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                                      168

and Commission will proceed to pay the applicable Termination Value according to the provisions of the Contract (in the understanding that such Termination Value will only consider physical advance of Work in the Site). Any dispute between the Parties as to whether the act of God or of force majeure referred to in this Clause 27.5 is justifiable, this will be resolved by the Independent Expert according to Clause 31.2.

         All provisions of this Clause will be subject to Contractor proving, to the satisfaction of Commission, that on the date when the act of God or of force majeure is declared to have occurred due to Variations in the Financial Costs, it has not been possible to close or establish conditions to finance the project.

                                   CLAUSE 28.

                                 LIABILITY LIMIT

         Notwithstanding any provision to the contrary contained in the present Contract, neither party shall be liable for indirect or consequential losses or damages of any type that are derived from or in any manner related with the performance or default on the obligations of the present Contract, according to Applicable Laws.




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                                      169

         The parties recognize that contractual responsibility of each, in terms of the present Contract, can not exceed the total Contract Amount.

                                   CLAUSE 29.

                                 CONFIDENTIALITY

         29.1 INFORMATION FROM THE COMMISSION. The Contractor agrees that all the information that the Commission may provide to it in relation with the present Contract, including, technical, commercial and of other nature information, and that which had been provided to it by or on behalf of the Commission in relation to the Project, as well as all the information developed by the Contractor that reflects said information, shall be the Commission's exclusive property. The Contractor agrees not to use said information for any other purpose that is not that of fulfilling its obligations according to the present Contract, to maintain and handle said information as confidential property of the Commission, and to abstain from disclosing said information to any third party without prior and written consent by the Commission. Notwithstanding the above, the provisions of this Clause 29.1 shall not apply to: (i) information in the public domain that has not been made public through default on the present Contract; (ii)




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                                      170

information in possession of the Contractor that was obtained or developed before its disclosure by the Commission without violating an obligation of confidentiality; (iii) information obtained from third parties who are entitled to disclose it without violating an obligation of confidentiality; and (iv) information that must be disclosed due to requirement of Laws or by requirement of Government Authorities, provided that said disclosure is mandatory for the Contractor and that the fact of not disclosing it would make the Contractor liable to civil, administrative or criminal liabilities and, furthermore, that the Contractor promptly gives prior notice to the Commission of the request for said disclosure.

         29.2 DISCLOSURE OF INFORMATION. Notwithstanding the provisions of Clause 29.1, the Contractor shall be entitled to disclose to its creditors and stockholders, to the Subcontractors or to the Suppliers the reasonably necessary information for follow-up on their obligations according to the present Contract; provided that the respective creditor, stockholder, Subcontractor or Supplier has entered into a confidentiality contract with the Contractor, with prior authorization by the Commission, satisfactory in form and content and in benefit of the Commission, and that the Contractor diligently enforces each of said confidentiality




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                                      171

agreements and informs the Commission in timely manner of any infringement thereof.

                                   CLAUSE 30.

                    ASSIGNMENT OF THE CONTRACT; SUBCONTRACTS

         30.1 ASSIGNMENT. The Contractor may not assign any of its rights or obligations under the present Contract, except for the collection rights. The Commission hereby grants its consent to the Contractor to enable this last to assign said collection rights to the Creditors, with the understanding that the Contractor shall advise the Commission in writing that it has performed said assignment. The Commission may assign or transfer freely the whole or part of its rights and obligations according to the present Contract to any Person, provided that the Commission guarantees to the Contractor the fulfillment of all the obligations thus transferred.

         30.2 SUBCONTRACTING. The Contractor may enter into subcontracts for the execution of any part of the Civil Works, Associated Works or Electromechanical Works; with the understanding that the Contractor shall, unless subcontracts with some Participant are involved, first give notice to the Commission of said intention at least twenty (20) Days before the date on which the subcontract takes effect. Said notice shall include the name of the possible Subcontractor, the




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                                      172

part of the Works to be subcontracted and all the information that the Commission requires to evaluate the technical and financial capacity of the possible subcontractor to perform the Works subject matter of the subcontract involved, including without limitation its standard industrial program and its quality assurance system. In the event that the Commission has bases to object to the subcontract, it shall inform the Contractor of its reasons in writing within the fifteen (15) Days following the Day on which the Commission received said notice from the Contractor, with the consequence that the Contractor shall not enter into the subcontract. If the Commission should not inform the Contractor of any objection within the applicable period to which this Clause refers, the Contractor shall be entitled to enter into the subcontract. The Commission may not refuse to grant its consent for any subcontract without just cause.

         30.3 LABOR OBLIGATIONS. The Contractor and each of the Subcontractors shall have the character of employer of the personnel hired by each of them in relation with the Works. In no way shall any of said employees considered as an employee of the Commission.

         30.4 NO RELEASE OF LIABILITY. Notwithstanding the consent granted by the Commission for a Subcontractor, the




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Contractor shall be and shall continue to be at all times sole responsible for the quality and the appropriate and timely execution of the Works according to the Contract, as if said subcontracting had not taken place and shall make sure that each Subcontractor complies with all the terms and conditions of the present Contract. The consent by the Commission regarding a Subcontractor shall not release nor exempt the Contractor from any liability or obligation according to the Contract. The Contractor shall be fully responsible for the actions, faults, omissions and negligence of each and every one of the Subcontractors, their agents, workers and personnel, and shall keep the Commission free of any loss or expense that might be caused in this regard and shall hold it harmless against any dispute. Except for the provisions of Clause 21.7, nothing in the Contract will create a direct relationship between the Commission and any Subcontractor or Supplier.

                                   CLAUSE 31.

                     APPLICABLE LAW AND SOLUTION OF DISPUTES

         31.1 APPLICABLE LAW. The present Contract shall be governed and interpreted according to the Law of Public Works




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                                      174

and Services Related with Them and its Regulations and the other Federal Laws of Mexico.

         31.2 INDEPENDENT EXPERT. The parties shall make an effort to solve their differences by common agreement in exclusively technical matter related with this Contract. In the event that the parties do not reach an agreement regarding said matter, they shall submit such dispute to an Independent Expert. The party that decides to submit the matter to the decision of an Independent Expert (the "Plaintiff Party") shall give notice to the other party (the "Defendant Party"), proposing three candidates from the list that is included in Annex 8 for the Defendant Party to select the Independent Expert from among these candidates within the fifteen (15) Days following its reception of said notice, with the understanding that in the event that the Defendant Party does not select the Independent Expert within the established term, the Plaintiff Party may appoint the Independent Expert from among the three candidates contained in the notice and shall advise the Defendant Party of said designation. Each party shall pay its own costs related with this procedure and the services of the Independent Expert shall be covered by the Commission and by the Contractor in equal parts. Within the thirty (30) Days following the notice




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                                      175

that a dispute has been turned over to review by the Independent Expert, each party shall provide to this last the information it possesses as regards the matter under controversy. The Independent Expert may arrange one or several meetings with the parties (jointly) in order to establish the specific points under dispute and may require the supplementary information that may be necessary. The Independent Expert shall issue his decision within thirty (30) Days from the date on which it was given notice that it was selected, unless the parties agree otherwise. The Independent Expert's decision shall be final and mandatory for the parties, except in the case of irregularities in the designation of the Independent Expert, fraud, bad faith or evident error, provided that it refers only and exclusively to the expertise question that was stated to the Independent Expert. The parties shall update occasionally the list included in Annex 8 in order to make sure that there is at all times a sufficient number of qualified experts in each category of disputes covered by this Clause 31.2, with the understanding that neither of the parties may nominate an expert that in any way depends or is linked to said party.

         31.3 ARBITRATION. All the disagreements that may arise in relation with the present Contract, other than the




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                                      176

technical disagreement that will be resolved according to Clause 31.2, shall be resolved exclusively according to the Arbitration Regulations of the International Chamber of Commerce by three arbitrators, one chosen by each of the parties and the third, who shall be chairman of the court, elected by agreement between the two arbitrators chosen by the parties. In the event that the two arbitrators should not agree on the election of the third arbitrator within the thirty (30) Days following the date of confirmation of the second arbitrator by the International Chamber of Commerce, the chairman shall be elected according to said Regulations. The site of the arbitration shall be the City of Mexico, D.F. The arbitration shall be held in the Spanish language. The Law applicable to the matter of the arbitration, and supplementary to the procedure in whatever is omitted in the Arbitration Regulations of the International Chamber of Commerce, shall be the one stipulated in Clause 31.1. The arbitration award shall be final and mandatory for the parties. Any court with jurisdiction over the award or with jurisdiction over the parties or their assets may issue a sentence regarding the award. The arbitration court is understood to have to accept as mandatory the determinations, if any, of the Independent Expert regarding technical aspects within his competence, unless there had been irregularities,




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                                      177

in his designation, evident error, fraud or bad faith, but the arbitration court shall maintain jurisdiction to determine whether the Independent Expert acted within the scope of his competence or whether there is evident error, fraud or bad faith in his determinations.

         31.4 WAIVER OF IMMUNITY. In the measure that the applicable law so allows, each of the parties hereby waives expressly and irrevocably any right of immunity that any of them or its assets may have or acquire in the future (whether it is characterized as sovereign immunity or otherwise) regarding any arbitration procedure instituted according to Clause 31.3 or any legal procedure filed to execute any arbitration award that may result from any arbitration procedure instituted according to Clause 31.3, either in Mexico or in any foreign jurisdiction, including, without limitation, immunity against summons, immunity of jurisdiction or against the sentence of any court or tribunal, immunity against order of execution of sentence, and immunity against preventive attachment over any of its assets; with the understanding that according to the provisions of Article 4 of the Federal Code of Civil Procedures, a Mexican tribunal cannot order a preventive attachment, an attachment in assistance of execution of a




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                                      178

sentence, or an execution order against any of the properties or assets of the Commission.

         31.5 CONTINUATION OF THE WORKS DURING LEGAL PROCEDURES. Except as provided otherwise in this Contract or instructions by the Commission, the Contractor shall continue with the Works and comply with its obligations according to this Contract, even if any proceedings had been started according to Clauses 31.2 or 31.3.

                                   CLAUSE 32.

                               GENERAL PROVISIONS

         32.1 NO WAIVER; ACCUMULATION OF REMEDIES. Except as specifically stipulated in the present Contract: (i) no failure or delay by either of the parties in exercising any of its rights, faculties or remedies according to the present Contract, nor the commercial behavior that the parties might observe, shall be interpreted as a waiver by either of the parties to any right, faculty or remedy, and no individual or partial exercise of any right, faculty or remedy shall preclude any other later exercise of the same or of any other right, faculty or remedy; (ii) All the rights, faculties and remedies according to the present Contract shall be cumulative and shall not exclude any other right, faculty or remedy available by law; and (iii) no notice or request made




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to either of the parties shall entitle said party to receive any other or later notice or request in similar or different circumstances, nor shall it constitute a waiver by either of the parties to the right to take any additional or different action in any of said circumstances without any notice or request.

         32.2 ENTIRE OF THE CONTRACT. The present Contract is the complete and exclusive compilation of all the terms and conditions that govern the agreement of the parties as related to its subject matter. No statement by any agent, employee or representative of the Contractor or of the Commission made before entering into the present Contract, shall be admitted in the interpretation of its terms, except for the formal answers in writing given by the Commission to the bidders in the series of questions and comments made according to the Bidding Bases, with the understanding that, in the event of a conflict between two of said answers, the last in time shall prevail and, in case of conflicts between an answer and the terms of the Contract, the terms of the Contract shall prevail.

         32.3 NOTICES. Except as provided otherwise in the present Contract, all notices and other communications between the parties issued according to this Contract, shall




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be done in writing and shall take effect at the time of their reception by the addressee at the address listed below, if the date of said reception is a Working Day at the place at which it is received, otherwise on the following Working Day, or at such other as the party may have advised in writing to the other party:

If to the Commission:

Avenida Paseo de la Reforma No. 164, Mezanine 2
Colonia Juarez, Delegacion Cuauhtemoc,
Codigo Postal 06600, Mexico, D.F.
ATT'N : C. Subdirector de Contratacion de Proyectos de Inversion Financiada,
Phone:      5705 2992 y/o 5229 4400 Ext. 3210 y 3211
Fax: 5229 4755 y/o 5229 4400 Ext.  3244

If to the Contractor:

Mineria No. 145, Edificio G, 2(degree)Piso,
Colonia Escandon,
Codigo Postal 11800, Mexico, D.F.
ATT'N: C. Representante Legal
Phone:     52-72-99-91 Ext. 2390 y 2391
Fax: 52-72-99-91 Ext. 2379

         32.4 SEVERABILITY OF THE PROVISIONS. The nullity, illegality or unenforceability of any of the provisions of this Contract shall not affect in any way the validity or enforceability of the other provisions of same.

         32.5 AMENDMENTS AND WAIVERS. Any amendment or clarification to the present Contract shall be made by means of a prior agreement in writing duly signed by each party to




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this Contract according to the provisions of article 59 of the Law of Public
Works and Services Related with Them and in the Third Chapter, Section III of the Regulations to the Law of Public Works and Services Related with Them, in whatever may be applicable. The waiver to any stipulation in the Contract by any party shall be done in writing, duly signed by such party, making express reference to the right that said party waives, as well as to the Clause of the present Contract in which said right is stated.

         32.6 LANGUAGE. The language of the present Contract is Spanish. All the documents, notices, waivers and other communications between the parties as related with the present Contract shall be in Spanish.

         IN TESTIMONY WHEREOF, the parties enter and give, by means of their dully authorized signers, the present Contract, in six copies, equally valid, in Mexico City, Distrito Federal, March 25, 2003.

         FOR THE "COMMISSION"                          FOR THE "CONTRACTOR"

         EUGENIO LARIS ALANIS                   JORGE BERNARDO AGUIRRE QUINTANA